ORRICK, HERRINGTON & SUTCLIFFE llp
1000 Marsh Road
Menlo Park, CA 94025
Tel (650) 614-7400
Fax (650) 614-7401
WWW.ORRICK.COM

December 19, 2008
VIA EDGAR
Ms. Kathleen Collins
Accounting Branch Chief
Division of Corporate Finance
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re:	SINA Corporation (the “Company” or “SINA”)
Form 20-F for the Fiscal year Ended December 31, 2007
Filed June 30, 2008
File no. 0-30698
Dear Ms. Collins:
This letter is in response to your letter dated October 31, 2008, which sets forth the Staff’s comments regarding Form 20-F for the Fiscal year Ended December 31, 2007 of SINA Corporation (the “Original Form 20-F”). For your reference, a copy of the Company’s proposed draft for Amendment No. 1 to Form 20-F for the Fiscal Year Ended December 31, 2007 (“Amendment No. 1”) is enclosed with this letter.
Please note that, unless otherwise stated, page references in the Company’s responses below are to Amendment No. 1, and that the Staff’s comments are in bold, with the numbers corresponding to those set forth in your letter, followed by the Company’s response.
1.	Please include the information required in Item 4.A of Form 20-F including the address and telephone number of your registered office (or principal place of business if different from your registered office).
Please see page 4 of Amendment No. 1.
2.	We note that you provide a partial list of advertising clients. Please disclose the criteria you used in selecting the customers you identified by name so investors can determine their significance to you. Indicate the percentage of your revenues the identified customers represent individually or in the aggregate.
The partial list of advertising clients has been deleted. Please see page 6 of Amendment No. 1.
3.	Please consider expanding your “Overview” section to include management’s perspective on the business. Consider using this section to provide an executive level overview of the Company to provide context for the remainder of the MD&A discussion. For example, identify the factors that your Company’s executives focus on in evaluating financial condition and operating performance; including any known trends and expansion plans that are expected to have a material effects on your operations; and address the material risks and challenges facing your company such as policy changes by your third-party operators and tighter regulations over direct advertising in China and how the management is dealing with these issues. We refer you to guidance in Section III.B.3 of SEC Release No, 33-8350.
The Staff’s comment is noted, and the Company will expand the “Overview” section in its future filings.
4.	In your discussions of the operating results, you sometimes refer to an event or business condition that “primarily” caused a material change from the preceding period. As an example, your disclosure on page 48 indicates that increase in advertising revenue was “due to the increase in the number of advertisers, price and overall average spending per advertiser in China.” Please expand such references to quantify each material contributing factor that you identify and strive to avoid prefacing the reference to these sources of changes with the word “primarily”, which obscures the ability of the reader to identify the material sources of the change. Where you list two or more factors that contributed to the change, you should quantify the effect of each factor. See Section III.D of SEC Release 33-6835.
Please see pages 29-33 and 36-37 of Amendment No. 1.
5.	You disclose that you have entered into an employment agreement and a change of control agreement with your executive officers. We note that you have filed only one employment agreement with Charles Chao and change of control agreements with Charles Chao and two directors. Please clarify whether you have additional agreements with the other executive directors. In future filings, please specify in your discussion the directors and/or executive directors with whom you have entered into employment agreements, change of control agreements, and indemnification agreements.
Apart from the employment agreement and change of control agreement with Mr. Charles Chao, the Company does not have any agreements with the other directors and/or executive directors. In the Original Form 20-F, the Company specifically enumerated Mr. Charles Chao in compliance with the requirement of Item 6.C of Form 20-F, subsection 2 to disclose “[d]etails of directors’ service contracts with the company or any of its subsidiaries providing for benefits upon termination of employment” (emphasis added) and in compliance with the Staff’s comment above

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for the disclosure of agreements with “directors and/or executive directors.” Furthermore, the Company voluntarily disclosed the termination arrangement it has with other officers of the Company. The Company did not file any management contracts in reliance upon Instruction 4(c)(v) to the exhibits of Form 20-F, which exempts from filing management contract or compensatory plan that the “[p]ublic filing of [which], is not required in the company’s home country and is not otherwise publicly disclosed by the company.”
The Company has determined that its management contracts satisfy the criteria set forth above, exempting such contracts from having to be filed with the Original Form 20-F.
6.	You disclose that the Company employs independent contractors to support your production, engineering, marketing and sales departments. To the extent material, in future filings, please disclose the number of temporary employees on an average during the most recent financial year. Refer to Item 6.D of Form 20-F.
The Staff’s comment is noted, and the Company will disclose, to the extent material, the number of temporary employees on an average in its future filings.
7.	We note your disclosure that the information in the table of beneficial owners is based solely on a review of public SEC filings. To the extent known, please state whether the Company is directly or indirectly owned or controlled by another corporation, by any foreign government or by any other natural or legal person(s) severally or jointly. See Item 7.A.3 of Form 20-F.
The Company states that it is not “directly or indirectly controlled by another corporation, any foreign government or any other natural or legal person” on page 68 of the Original Form 20-F.
8.	We note that the Company’s CEO, Charles Chao, is currently a director of Focus Media Holding Limited, a customer that accounts for 24% of your advertising revenues and 15% of your total net revenues for the year ended December 31, 2007. This relationship between the Company and an enterprise over which a member of Sina Corporation’s senior management is able to exercise significant influence appears to be required disclosure. Please disclose all information required by Item 7.B of Form 20-F.

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The Company respectfully submits that Mr. Charles Chao has not and does not exercise “significant influence” over the commercial relationship between Sina and the Focus entities in question pursuant to Item 7.B(e) of Form 20-F. The Company and five tertiary subsidiary advertising agencies of Focus Media Holding Limited (the “Focus Subsidiaries”) have commercial agreements that account for 24% of the Company’s advertising revenues and 15% of the Company’s total net revenues. However, none of the Focus Subsidiaries is an “enterprise in which ... [Mr. Charles Chao (as key management personnel of the Company)] is able to exercise significant influence” since Mr. Charles Chao does not “participate in the financial and operating policy decisions of [the Focus Subsidiaries].” Moreover, the Company’s contractual arrangements with the Focus Subsidiaries predate the acquisition of the Focus Subsidiaries by Focus Media Holding Limited in 2007, and Mr. Charles Chao has not exercised significant influence in the continuation of or the terms of these arrangements after the acquisition. Finally, the Company respectfully submits that it would be unusual to apply a more restrictive disclosure requirement to foreign private issuers under Form 20-F than to domestic filers under Item 404 of Regulation S-K, pursuant to which a domestic filer under the same fact pattern would not be required to disclose the agreements as related party transactions absent direct involvement by Mr. Charles Chao on behalf of Focus Media Holding Limited and/or Focus Subsidiaries.
9.	You state that from “time to time, the Company may be subject to legal proceedings and claims in the ordinary course of business.” Please state unambiguously whether you have currently, or in the recent past, any legal or arbitration proceedings which may have significant effects on the Company’s financial position or profitability. Refer to Item 8.A.7 of Form 20-F.
Please see page 39 of Amendment No. 1.
10.	You incorporate by reference the description of your amended and restated memorandum and articles of association contained in the Company’s registration statement on Form F-I filed on March 27,2000, as amended. Under Instruction I to Item 10 of Form 20-F, you may incorporate this disclosure only if the information has not changed. You disclose that these corporate documents were further amended in 2002. Accordingly, please provide the appropriate disclosure regarding the Company’s memorandum and articles of association.
Please see pages 40 – 43 of Amendment No. 1.
11.	We note your disclosure that your “Chief Executive Officer and Chief Financial Officer have concluded that, as of the end of the period covered by this report, [y]our disclosure controls and procedures were effective to enable [you] to record, process, summarize and report information required to be included in your reports that [you] file or submit under the Exchange Act within the time periods required.” In your response letter, please confirm, if true, that your officers concluded that your disclosure controls and procedures are also effective to ensure that information required to be disclosed in the reports that you file or submit under the Exchange Act is accumulated and communicated to your management, including your chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure. In future filings, please expressly tie your effectiveness conclusion to disclosure controls and procedures as set out in Rule 13a-15(e) under the Exchange Act, or recite the entire definition.
The Company hereby confirms that its officers concluded that its disclosure controls and procedures are also effective to ensure that information required to be disclosed in the reports that we file or submit under the Exchange Act is accumulated and communicated to its management, including its chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure. The Company will expressly tie its effectiveness conclusion to disclosure controls and procedures as set out in Rule 13a-15(e) under the Exchange Act or recite the entire definition in its future filings.

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12.	We note from your disclosures on page 7 that during fiscal 2007 China Unicom changed its service fee settlement method from estimated collection to actual collection. Please explain further what this change involved and tell us what impact, if any, it had on the Company’s revenue recognition policy. In this regard, considering the four month lag to settle with China Unicom, tell us how the Company determined that you can reasonably establish the confirmation rate used to estimate your revenues.
The Company recognizes revenue on the accrual basis, and the change in the service fee settlement method does not affect revenue recognition. In the past, China Unicom estimated bad debts when they paid the Company and then adjusted the estimates based on actual collections experience. Currently, China Unicom pays the Company based on actual collections. In both the past and the present, the Company takes into account historical collection rates and expected future collections so that the amount of revenue reported reflects the amount for which collection is reasonable assured. Because the Company has several years of historical experience in collecting mobile value-added service (“MVAS”) revenues and because the collection rates are relatively stable, the Company believes that it can reasonably estimate collections. Actual variances from China Unicom subsequent to the change have been immaterial (i.e., less than 2% of both mobile revenues and net income) per quarter.
13.	We note that the Company recognizes revenue from your mobile value added services (“MVAS services”) on a gross basis pursuant to EITF 99-19. We also note that the Company provides such services to the mobile phone users and the third-party operators are responsible for the transmission of your MVAS and for billing and collection services. Please tell us how you determined that recognizing revenue for the portion of the fee retained by the third-party operators for the transmission of such content and for billing and collection services is appropriate. In your response please tell us, in detail, how you considered each of the factors in EITF 99-19 in determining that revenue should be recognized on a gross basis. Also, summarize the material terms of the contracts between the Company and the third party operators that support each of the factors in your EITF 99-19 analysis. For instance, describe the specific terms stipulated in the contract that explain the obligations of both the Company and the third-party operators to the mobile phone user and explain further how this supports your conclusions that the Company has fulfillment obligations to the phone user and is therefore considered the primary obligor for the entire arrangement.
SINA records gross revenues on MVAS products that are designed by SINA and marketed under the SINA’s brand. From the customer’s perspective, these MVAS are SINA products (i.e., SINA-branded, promoted and sold from SINA’s website or SINA’s service number and customer service offered by SINA). Below is the Company’s analysis of the indicator under EITF Issue No. 99-19 for MVAS recognized as gross revenues:
Gross Indicators
1.	The company is the primary obligor in the arrangement (responsible for providing the product or service desired by the customer)

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SINA brand is marketed throughout the customer’s ordering and service delivery experience. Customer must dial SINA’s “special service number” or order from SINA’s website. Once a customer places an order for SINA’s service, SINA server sends service delivery request to operator. Based on SINA’s request, operator sends order confirmation.
The order confirmation displays to customer that a SINA service was ordered and directs customer to contact SINA’s customer service for any issues regarding the ordered service. If the customer were to contact the third-party operator, then the third-party operator would advise the customer to contact Sina directly.

SINA is responsible for customer complaints or disputes for services provided in the arrangement.

Service is delivered from SINA server to the customer through operator.

SINA is considered the primary obligor under these arrangements.

2.	The company has general inventory risk (unmitigated general inventory risk)

Not applicable as MVAS provision does not involve inventory. However, SINA bears product development costs, irrespective of the revenue stream. SINA’s product and engineering teams develop and maintain products/services. SINA may deliver the same products through the other operators.

3.	The company has latitude in establish price (reasonable latitude within economic constraints, to establish the exchange price with a customer)

The operator sets price range for each category, e.g., daily news flash, of service. However, SINA has latitude to establish specific price within the range. For example, Sina offers different prices based on the volume of business (e.g. X messages per day for the fixed price).

4.	The company changes the product or performs part of the services (physically change the product or perform part of the service ordered by a customer)

SINA develops services, e.g., news, jokes, ring tones. These services are based on content acquired or internally generated, and the services are updated from time to time.

5.	The company has the discretion in supplier selection

SINA selects content provider (supplier) or create content internally. SINA has direct contractual relationship with content provider (supplier).

6.	The company is involved in the determination of product or service specification

SINA defines product(MVAS) specifications. Operators will review the specification to ensure compliance to laws and regulations.

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7.	The company has physical loss inventory risk

Not applicable.

8.	The company has credit risk (assume credit risk for the amount billed to the customer)

Both SINA and operator bear credit risk and both are paid only if fee is collected from end user.
Net Indicators
1.	The supplier (not the company) is the primary obligor in the arrangement

Not applicable. SINA is considered the primary obligor in the arrangement. SINA is responsible for customer complaints or disputes for services provided in the arrangement.

2.	The amount the company earns is fixed

The amount SINA earns is not fixed. The amount earned by Sina is based on end customer usage of Sina MVAS services, associated content cost, delivery cost and historical and expected collections.

3.	The supplier (and not the company) has credit risk

Both SINA and Operator bear credit risk and both are paid only if fee is collected from end user.
Based on the above analysis, the Company concluded that SINA is the primary obligor for these MVAS and the related revenues should be recorded at gross. Below are the material terms of agreement between the operator and Sina (i.e., the Service Provider) for MVAS recorded at gross:
1.	Service cooperation
•	Service Provider (“SP”) provides services to users through Operator’s business platform. SP shall ensure quality service content and customer support.

•	Operator provides platform to deliver SP’s services in return for a service fee.

•	Operator provides billing and collection services to SP in return for a service fee.
2.	Rights and obligations of operator
•	Operator has the right to review and reject services provided by SP if the content delivered infringes on national law, regulation or policy or is considered by operator to be inappropriate.

•	Operator can set certain policies to ensure SPs comply with law and regulation and service standards set by the operator. Operator can set terms of the relationship

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with SP based on the performance of SP. Operator can set the standard for the customer service offered by SP.

•	Operator is responsible for customer inquiries and complaints related to operator’s network. SP is responsible for customer inquiries and complaints related to MVAS.
3.	Rights and obligations of SP
•	SP is responsible for software, servers and other hardware equipment to ensure normal service delivery.

•	SP has the right to, under the guidance of operator, determine the service fee standard.
4.	Billing and settlement
•	SP is entitled to the fees charged to users. Operator provides fee billing and collection services on behalf of SP.

•	Operator receives a certain percentage of the fees collected from user for collection and delivery services.

•	Operator provides monthly service fee billing statement to SP. SP can request billing reconciliation/verification if the service fee on the statement varies over a certain percentage from SP’s own records.
14.	We also note that from your disclosures on page F-11 that for MVAS arrangements where the Company is not considered the primary obligor, revenues are recorded on a net basis. Please describe the terms of such arrangements and tell us how your EITF 99-19 analysis for these arrangements differs from those arrangements that you account for on a gross basis.
SINA records net revenues on MVAS products that are defined and branded by operator, but provided by SINA. From the customer’s perspective, these MVAS appear to be operator products (operator-branded, promoted and sold on the operator wireless application protocol (“WAP”) site, customer service provided by operator; SINA’s role is similar to that of an OEM). Below is the Company’s analysis of the indicator under EITF Issue No. 99-19 for MVAS recognized as net revenues:

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Gross Indicators
1.	The company is the primary obligor in the arrangement (responsible for providing the product or service desired by the customer)

User subscribes service from operator’s site. SINA’s brand is not displayed to the customer at any time during the ordering or delivery of the services. The customer is instructed to contact operator for any issues related to the MVAS ordered.

2.	The company has general inventory risk (unmitigated general inventory risk)

Not applicable as MVAS provision does not involve inventory. However, SINA bears product development costs, irrespective of revenue stream. SINA’s product and engineering teams develop and maintain the product (MVAS).

3.	The company has latitude in establish price (reasonable latitude within economic constraints, to establish the exchange price with a customer)

The operator sets the price.

4.	The company changes the product or performs part of the services (physically change the product or perform part of the service ordered by a customer)

SINA develops and provides the product (MVAS) based on the specifications from operator.

5.	The company has the discretion in supplier selection

Operator selects the MVAS provider, i.e., SINA must compete with other service providers to offer products branded under operator.

6.	The company is involved in the determination of product or service specification

Operator defines the specifications for operator-branded MVAS.

7.	The company has physical loss inventory risk

Not applicable.

8.	The Company has credit risk (assume credit risk for the amount billed to the customer)

Both SINA and operator bear credit risk and both are paid only if fee is collected from end user.
Net Indicators
1.	The supplier (not the company) is the primary obligor in the arrangement

Product is marketed under Operator’s brand and ordered from Operator’s site. End user sees delivery and custom service performed by operator. SINA’s brand is not mentioned in the customer experience. The supplier is considered the primary obligor in the arrangement.

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2.	The amount the company earns is fixed

SINA receives a fixed percentage of the fees collected.

3.	The supplier (and not the company) has credit risk

Both SINA and the operator perform part of the service and both are paid only fee is collected from end user, i.e., revenue share model (neutral).
The Company weighted the indicators above and concluded that SINA is not the primary obligor for MVAS recognized on a net basis. Below is a summary of the material terms of operator agreements for services that SINA records at net:
1.	Service cooperation

Content provider (“CP”), the role the Company plays in a net arrangement, develops and provides content/services to operator based on operator specification. Content/services will be offered on operator’s site.

2.	Rights and obligations of operator
•	Operator shall promote the content on its site.

•	Operator is responsible for the customer service of such service. CP supports operator in solving customer requests/complains.
3.	Rights and obligations of CP

CP’s brand or logo shall not appear on operator’s site without written approval from operator.

4.	Billing and settlement

Operator is entitled to a certain fees for delivery billing and collection services of the fees collected from users.

15.	We note that at December 31, 2007 the Company held $93.5 million of investments in mutual funds, which you classified as cash and cash equivalents. Considering the recent market events, tell us whether these funds have experienced any declines in fair value resulting from deterioration in the creditworthiness of their assets, general illiquidity conditions, or both and if so, tell us how you have accounted for such declines. Also, tell us whether any of these funds have imposed limits on redemptions and if so, tell us how the Company considered such limitations in accounting for these investments as cash and cash equivalents.
As of December 31, 2007, the $93.5 million that the Company classified as cash equivalents was invested in money market funds. Through the date of filing of the Original Form 20-F, the

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Company did not incur any realized or unrealized losses on money market funds held at December 31, 2007, and no limitations have been imposed on the liquidity of those funds.
16.	We note from your disclosures on page F-11 that the Company accrues for credits due to the third-party operators on billings that were previously settled. Please provide us with a roll forward of your allowance for credit memos for each period presented and tell us how you considered including this information in your filing pursuant to Item 17 of Form 20-F and Article 12-09 of Regulation S-X.
Below is a summary of the movement of allowance for credit memos:

	December 31,
	2007	2006
	(In thousands)
Balance at beginning of year	$714	$26
Charge to revenues	475	1,500
Paid	(411)	(812)

Balance at end of year	$778	$714

As set forth in the disclosure on page F-11 of the Original Form 20-F, these amounts historically “have not been significant.” For example, the ending balance for 2007 and 2006 were 1% or less than 1%, respectively, of non-advertising revenues for the year 2007 and 2006, and were less than 2% of net income for both the year 2007 and 2006. Therefore, the Company did not disclose in a schedule in the Original Form 20-F.
17.	We further note that the Company provides sales rebates to your advertising agencies for which you accrued $11.8 million and $8.5 million at December 31, 2007 and 2006, respectively. Please describe the terms and conditions of these rebate plans. Also, please provide a roll forward of this liability for each period presented.
The major terms and conditions of the Company’s sales rebate policy are:
•	Rebate rate is tiered and is generally based on semi-annual advertising revenues of qualified advertising agencies.

•	Rebate payout requires the payment of related trade receivables by the 20th of the third month following the rebate period.

•	Rebate is paid out within one month after the trade receivables are received.
Below is the movement of sales rebate:

	December 31,
	2007	2006
	(In thousands)
Balance at beginning of year	$8,454	$5,623
Charge to revenues	19,748	10,474
Paid	(16,425)	(7,643)

Balance at end of year	$11,777	$8,454

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Historically, there have been no significant differences between the amounts accrued and the amounts subsequently paid.
18.	We note from your disclosures on page F-19 that the Company generated substantially all of its net income from your China operations for the last three fiscal years and accordingly, the Company has recorded income tax provisions for each of those years. We further note that you have established a valuation allowance against the deferred tax assets of your China operations of $6.7 million, $4.8 million and $2.2 million at December 31, 2007, 2006 and 2005, respectively. Considering the significant pre-tax net income generated from your China operations for each of the last three fiscal years, tell us and disclose in future filings how the Company determined that it is more likely than not that some portion of your deferred tax assets will not be realized. In this regard, describe, in reasonable detail, the nature of the positive and negative evidence that you considered to assess the likelihood of realizing the deferred tax assets. Indicate how the positive and negative evidence was weighted. See paragraph 20 through 24 of SFAS 109. Indicate the amount of deferred tax assets that will impact your results of operations, and describe the circumstances and timing under which such amounts would be recognized.
Taken as a whole, the Company’s operations in China were profitable during fiscal 2005 through 2007. However, the Company’s operations in China are composed of over 15 legal entities, either wholly owned subsidiaries or variable interest entities (“VIEs”). Under PRC enterprise income tax laws, the Company is assessed taxes at the individual legal entity level rather than on a consolidated basis. Consequently, the Company assesses deferred tax asset allowances for each PRC entity level individually.
The following factors were considered to determine future realization of tax benefit:
•	Future reversals of existing taxable temporary differences

•	Future taxable income exclusive of reversing temporary differences and carryforwards

•	Tax planning strategies
The Company provides for valuation allowance against the respective deferred tax assets when management has determined that it is more likely than not that some portion of the Company’s deferred tax assets will not be realized. Balances of net deferred tax assets as of December 31, 2007, represented mainly deferred tax assets arising from depreciation charges. Below is an analysis to support the Company’s conclusion:
1.	Net operating loss

The net operating loss related to the Company’s inactive subsidiaries.

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Positive evidence

None

Negative evidences
•	a history of operating loss

•	management does not expect to have significant activities in the near future
Conclusion:

Full valuation allowance provided as the net operating loss will more-likely-than-not not be utilized in the near future.

2.	Allowances for doubtful accounts, accruals and other liabilities

The allowances for doubtful accounts related to the Company’s advertising business in its VIEs.

Positive evidence

None

Negative evidence

Based on the Company’s experience with PRC tax authorities, bad debt expenses become deductible only when the following factors have been met: (i) at least overdue by three years and (ii) will not be collectable based on substantive evidence, such as a formal government declaration of bankruptcy on the customer. In the last four years, the Company has not been successful in getting tax authority approval to deduct the Company’s bad debts despite ongoing attempts to do so.

Conclusion:

Full valuation allowance provided as the allowances for doubtful accounts will more-likely-than-not not be utilized in the near future.

Deferred tax assets arising from accruals, other liabilities and others were not material in the periods presented.

3.	Depreciation

Positive evidence
•	history of operating profit in the legal entity

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•	For reporting entities carrying out MVAS and advertising business, existing contracts or revenue projection for the coming year will produce sufficient taxable income to realize the deferred tax asset based on existing sales prices and cost structures.
Negative evidence

For certain reporting entities, there is significant doubt whether the entities will continue to operate for a period sufficient to enable them to realize deferred tax assets.

Conclusion:

The Company assessed the probability of realization of deferred tax assets on a legal entity basis. Unless the Company concluded that it was more-likely-than-not that the benefits would be utilized by the legal entity in the foreseeable future, then a valuation allowance was provided.

19.	Please provide us with an analysis as to why you have determined that the agreement with Focus Media Holdings Limited and the agreement with a third party for proprietary and licensed advertising technology to deliver advertisements to your network referenced on page 18 do not need to be filed pursuant to Instruction 4(b) to the exhibits of Form 20-F. Further, please explain why you believe that the 2007 Management Bonus Plan does not need to be filed pursuant to Instruction 4(c) to the exhibits of Form 20-F.
The Company has determined that the agreement with Focus Media Holding Limited and the agreement with a third party for proprietary and licensed advertising technology to delivery advertisement to the Company’s network referenced on page 18 of the Original Form 20-F do not need to be filed pursuant to Instruction 4(b) to the exhibits of Form 20-F for the following reasons:
•	The Company contracted with five different Focus Subsidiaries in 2007. Each of these advertising revenue contracts was advertiser-specific and usually related to the delivery of advertising services for a particular fiscal quarter. In other words, advertising revenues generated from the Focus Subsidiaries were from numerous small contracts, each of which were immaterial.

•	The Company depended on a third party serving firm to deliver certain types of advertising format. If the license terminates, the Company has the option to use other serving firms in the market or switch to its own advertisement serving technology.

•	The Company did not file the 2007 Management Bonus Plan in reliance upon Instruction 4(c)(v) to the exhibits of Form 20-F, which exempts from filing any management contract or compensatory plan that the “[p]ublic filing of [which], is not required in the company’s home country and is not otherwise publicly disclosed by the company.”

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20.	Please tell us why you have not filed the cooperation agreements with China Mobile Communication Corporation and China Unicom Co, Ltd on whom you depend upon for your MVAS offerings. We note that you filed cooperation agreements with the Guangdong Mobile Communications Corporation and with Beijing Mobile Communications Corporation. Please tell us if these entities are provincial or local subsidiaries of China Mobile Communication Corporation. If so, please explain why you have not filed the agreements with the other 31 provincial and local subsidiaries of China Mobile and 24 provincial subsidiaries of China Unicom.
The Company’s MVAS business is conducted through several subsidiaries of the Company (each, a “MVAS Subsidiary”) with provincial and local subsidiaries of China Mobile Communication Corporation (each, a “Local Operator”). For each product line offered by a Local Operator, a MVAS Subsidiary enters into an agreement with such Local Operator. Consequently, no individual agreement with a Local Operator is material to the Company. The Company’s MVAS agreement with China Unicom Co, Ltd does not represent a material portion of the Company’s revenues. The cooperation agreements with Guangdong Mobile Communications Corporation and with Beijing Mobile Communications Corporation, filed in 2003, were material to the Company at the time of their filing. The Company will reassess the materiality of such agreements and, if they are immaterial, remove them from the Company’s future filings. For these reasons, the Company does not have any material contracts with operators during 2007.
21.	We note that you operate your business in the PRC through several VIEs and their respective individual owners with whom you have contractual arrangements. We note that you discuss the following agreements relating to your organizational structure but have not filed them as exhibits. Please advise.
•	Contracts relating to the control of Beijing Star-Village Online Cultural Development Co, Ltd.;

•	Control agreements with Van Wang, Tong Chen, and Hong Du providing interest-free loans referenced on page 41-41; and

•	Pledge agreements from the company’s employee shareholders of the VIEs that are referenced on page 70.
With respect to the first two bullets in the Staff’s comment above, the Company notes that except for the forms of control agreements filed as Exhibits 4.22 and 4.23 to the Original Form 20-F, the Company does not file individual agreements as the only differences in the agreements are the name of the employee, the name of the VIE and the dollar amount (in the case of Loan Agreements). With respect to the third bullet in the Staff’s comment above, a copy of the form is being filed with Amendment No. 1 as Exhibit 4.48.
* * * * *
The Company hereby acknowledges that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

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•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Should you have any questions or additional comments concerning the foregoing, please contact me at (650) 614-7386 or David C. Lee at (650) 614-7653 or by facsimile at (650) 614-7401. Thank you.

Sincerely, /s/ Jerome J. Ku Jerome J. Ku
Enclosures

cc:	Kari Jim (SEC) Jan Woo (SEC) Jay Ingram (SEC) Charles Chao (SINA Corporation) Herman Yu (SINA Corporation) David C. Lee (Orrick)

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 20-F/A
(Amendment No. 1)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2007
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from                     to
OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
Date of event requiring this shell company report
Commission file number 000-30698
SINA CORPORATION
(Exact name of Registrant as specified in its charter)
Cayman Islands
(Jurisdiction of incorporation or organization)
Room 1802, United Plaza
1468 Nan Jing Road West
Shanghai 200040, China
(Address of principal executive offices)
Contact Person: Chief Financial Officer
Phone: +8610 8262 8888
Facsimile: +8610 8260 7166
Address: 20/F Beijing Ideal International Plaza
No. 58 Northwest 4th Ring Road
Haidian District, Beijing, 100080, People’s Republic of China
(name, telephone, e-mail and/or facsimile number and address of company contact person)
Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class	Name of each exchange on which registered

Ordinary Shares, $0.133 par value Ordinary Shares Purchase Rights	NASDAQ Global Market
Securities registered or to be registered pursuant to Section 12(g) of the Act.
Not Applicable
(Title of Class)
Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.
Not Applicable
(Title of Class)
     As of December 31, 2007, there were 55,521,039 shares of the registrant’s ordinary shares outstanding, $0.133 par value.
     Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. ☑ Yes ☐ No
     If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934. ☐ Yes ☑ No
     Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. ☑ Yes ☐ No
     Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act (check one):

☑ Large accelerated filer	☐ Accelerated filer	☐ Non-accelerated filer
     Indicate by check mark which basis for accounting the registrant has used to prepare the financing statements included in this filing: U.S. GAAP ☑
     International Financial Reporting Standards as issued by the International Accounting Standards Board ☐ Other ☐
     Indicate by check mark which financial statement item the registrant has elected to follow. ☐ Item 17 ☑ Item 18
     If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). ☐ Yes ☑ No

EXPLANATORY NOTE
This Amendment No. 1 (the “Amendment No. 1”) to the registrant’s annual report on Form 20-F for the fiscal year ended December 31, 2007 filed on June 30, 2008 (the “Original Form 20-F”) is being filed in order to:
•	amend and restate the first paragraph of “Item 4.A—History and Development of the Company” to add the contact information of our principal place of business;

•	amend and restate “Item 5. Operating and Financial Review and Prospects—A. Operating Results” in an effort to quantify material contributing factors for the changes in the financial statement line items previously reported on the Original Form 20-F;

•	amend and restate the paragraph titled “Legal Proceedings” under “Item 8. Financial Information” to confirm that there is no legal proceeding that has had or may have significant effects on the Company;

•	amend and restate “Item 10. Additional Information—B. Memorandum and Articles of Association” to provide a summary of the Company’s amended and restated memorandum and articles of association; and

•	add and file herewith Exhibit 4.48, amend the exhibit index accordingly due to such addition, and update the certifications of the executive officers as of the date of this Amendment No. 1 in accordance with Rule 12b-15 under the Securities Exchange Act of 1934, as amended.
Except for the matters described above, this amendment does not modify or update disclosure in, or exhibits to, the Original Form 20-F. Furthermore, except for the matters described above, this amendment does not change any previously reported financial results, nor does it reflect events occurring after the filing of the Original Form 20-F. Any information not affected by this amendment is unchanged and reflects the disclosures made at the time the Original Form 20-F was filed.
In this annual report, except where the context otherwise requires and for purposes of this annual report only:
•	“we,” “us,” “our company,” “the Company,” “our” and “SINA” refer to SINA Corporation, its subsidiaries, and, in the context of describing our operations and consolidated financial information, include our consolidated variable interest entities (“VIEs”) in China;

•	“China” or “PRC” refers to the People’s Republic of China solely for the purpose of this annual report, and do not include the Hong Kong Special Administrative Region, the Macau Special Administrative Region or Taiwan;

•	“GAAP” refers to general accepted accounting principles in the United States; “PRC GAAP” refers to general accepted accounting principles in the PRC;

•	“shares” or “common shares” refer to our ordinary shares;

•	all references to “RMB” or “renminbi” are to the legal currency of China, and all references to “$,” “dollars,” “US$” and “U.S. dollars” are to the legal currency of the United States; and

•	all discrepancies in any table between the amounts identified as total amounts and the sum of the amounts listed therein are due to rounding.
INFORMATION REGARDING FORWARD-LOOKING STATEMENTS
     This Amendment No. 1 to the Annual Report on Form 20-F/A contains forward-looking statements. These statements relate to future events or our future financial performance. In some cases, you can identify forward-looking statements by terminology such as “may,” “will,” “should,” “expect,” “plan,” “anticipate,” “believe,” “estimate,” “predict,” “potential” or “continue,” the negative of such terms or other comparable terminology. These statements are only predictions. Actual events or results may differ materially.
     Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements. Moreover, neither we nor any other person assumes responsibility for the accuracy and completeness of the forward-looking statements. We undertake no duty to update any of the forward-looking statements after the date of this report to conform such statements to actual results or to changes in our expectations.
     Readers are also urged to carefully review and consider the various disclosures made by us which attempt to advise interested parties of the factors which affect our business, including without limitation the disclosures made under the caption “Risk Factors” under “Item 3. Key Information—D. Risk Factors” of the Original Form 20-F.
Item 4. Information on the Company
A. History and Development of the Company
     SINA Corporation was founded in March 1999 through the merger of Beijing SINA Information Technology Co. Ltd. and California-based SINANET.com. In April 2000, the Company completed its initial public offering and was listed on the NASDAQ market. Incorporated in the Cayman Islands, SINA is headquartered in Shanghai, China and has offices in seven cities and a network of four web sites around the world. The principal place of business of SINA is located at 20/F Beijing Ideal International Plaza, No. 58 Northwest 4th Ring Road, Haidian District, Beijing, 100080, People’s Republic of China. The telephone number of SINA at this address is +8610 8262 8888.
     The primary focus of our operations is in China, where we derive the majority of our revenues. From 1999 to 2001, our growth was mainly driven by our online advertising business, which generated the majority of our total revenues. We began offering MVAS under arrangements with third-party operators in the PRC in late 2001 and have up until 2004 experienced significant growth in MVAS revenues.
     Our business operations in China are conducted primarily through significant wholly-owned subsidiaries, including Sina.com Technology (China) Co. Ltd., Beijing New Media Information Technology Co. Ltd., Fayco Network Technology Development (Shenzhen) Co. Ltd., Beijing SINA Internet Technology Service Co. Ltd. and significant VIEs, including Beijing SINA Internet Information Service Co., Ltd., Guangzhou Media Message Technologies, Inc., Beijing Star-Village Online Cultural Development Co., Ltd., Shenzhen Wang Xing Technology Co., Ltd. and Beijing SINA Infinity Advertising Co., Ltd.
     We have completed a number of acquisitions over the past few years, including the acquisition of Memestar Limited in 2003, Crillion Corporation in 2004 and Davidhill Capital Inc. in 2004.
B. Business Overview
Overview
     We are an online media company and value-added information service provider in the People’s Republic of China and the global Chinese communities. With a branded network of localized web sites targeting Greater China and overseas Chinese, the Company provides services through five major business lines including SINA.com (online news and content), SINA Mobile (MVAS), SINA Community (Web 2.0-based services and games), SINA.net (search and enterprise services) and SINA E-Commerce (online shopping). Together these business lines provide an array of services including region-focused online portals, MVAS, search and directory, interest-based and community-building channels, free and premium email, blog services, audio and video streaming, game community services, classified listings, fee-based services, e-commerce and enterprise e-solutions. The Company generates the majority of its revenues from online advertising and MVAS offerings, and, to a lesser extent, from search and other fee-based services.
     SINA offers distinct and targeted content on each of its region-specific web sites and a range of complementary offerings designed to broaden its user base and increase user traffic. The Company aims to become the media platform of choice for Internet users to research and retrieve information and for businesses to market and promote their products. SINA offers a range of complementary offerings, all centered on its core content business that are intended to enhance the attractiveness of its portal business and strengthen its reach in the community.
     In 2007, SINA continued to focus on strengthening its multimedia and community-based product offerings. One area of focus has been integrating user generated contents, such as blog and video podcasting into traditional website verticals. In addition, upgrades to email and instant messages were launched to strengthen the communication aspect of SINA Community product offerings. By integrating newly launched products with our existing resources, SINA has built up several interactive platforms including SINA Music and SINA Game. Through these integrated platforms, Internet users may not only obtain information and updates but also interactively communicate with other community members with similar interests. In the video space, the Company continued to invest in the acquisition of quality contents and optimization of content distribution infrastructure in an effort to transform SINA from a text-based media platform to a multimedia and community-based media platform.
     In 2007, SINA also expanded its strategic relationships in various areas including content, service and distribution. In May 2007, the Company formed strategic alliance with China Telecom to provide a co-branded video sharing platform. With this partnership, SINA is able to offer a scalable solution for video sharing with the support of the largest network operator in China. In June 2007, SINA entered into a partnership agreement with Google, whereby the two parties agreed to cooperate on search, advertising and branding.
     With China gearing up for the 2008 Beijing Olympics, SINA has taken several initiatives to enhance our leadership in the online media space, particular in the area of sports. In 2007, the Company obtained a series of new media rights to broadcast some of the most popular sporting events in China, many of which are on an exclusive basis, such as matches from the English Premier League and the European Championship. In addition, we launched an integrated marketing campaign named “My 2008: The World Opens Its Eyes.” This year-long campaign leading up to the 2008 Beijing Olympics is designed to encourage Internet users to share their views, thoughts and feelings about the 2008 Beijing Olympics and its impact on China and the Chinese people via SINA Blog, SINA Podcast or SINA Album.
Market Opportunities
     SINA’s primary focus is on the China market. The success of its business is tied to the size and vitality of China’s economy. In a preliminary study published by the Chinese National Bureau of Statistics, China’s gross domestic product (GDP) reached $3.2 trillion in 2007, representing an 11.4% year-on-year growth rate. The latest survey by China Internet Network Information Center (“CNNIC”) shows that Internet users in China have grown 53.3% from last year to 210 million as of the end of 2007. The large user base makes China an attractive market for the Company to expand its product offerings and to grow its revenue streams. According to the latest survey by CNNIC, 78% of the users in China have access to the Internet via broadband. The large broadband adoption creates opportunity for the online industry, particularly in the areas of audio and video-based products and services, such as rich media and video advertising. In addition, based on a February 2008 Report issued by China’s Ministry of Information Industry, the number of mobile phone users has increased 19% from 2006 to 547 million as of the end of 2007. With the Chinese government expecting to issue 3G wireless licenses in the near future, the issuance of multiple 3G licenses would level the playing field among the operators, improve the performance of Internet access via mobile phones and significantly broaden the reach of the Internet in China. We believe this will create additional business opportunities for SINA.
Properties and Product Offerings
     SINA provides services through five major business lines, including SINA.com, SINA Community, SINA Mobile, SINA.net and SINA E-Commerce, which are categorized into two revenue streams-advertising and non-advertising. The following table presents an overview of the Company’s revenue reporting structure as well as its vertical properties and services:

Revenue		Advertising (online advertising)
Classification		Non-advertising (MVAS, search, and other fee-based services)
Properties
and
Services	SINA.com	SINA Community	SINA Mobile	SINA.net	SINA E-Commerce
	▪ News and online	▪ Blog	▪ SMS	▪ Search	▪ Online
	Vertical content	▪ Podcasting	▪ IVR	▪ Enterprise	Shopping
	▪ Online advertising	▪ Album	▪ MMS	solutions
		▪ Bar	▪ WAP
		▪ Notepad	▪ CRBT
		▪ Instant	▪ KJAVA
▪ Messaging
▪ Group
▪ BBS
▪ eMail
▪ Post

   SINA.com
     SINA is an online brand advertising property in China. SINA employs a multi-pronged sales strategy that targets both short-term revenue opportunities such as banner advertising campaigns, as well as longer-term, higher-value contracts that include integrated marketing packages. The Company’s advertising product offerings consist of banner, button, text-link advertisements that appear on pages within the SINA network, channel and promotional sponsorships, and advertising campaign design and management services.
     The Company’s primary target client base for advertising and sponsorships consists of global corporations doing business in Greater China and domestic companies in each of the regions SINA operates in, to which the Company sells from both its corporate and regional headquarters. Global corporations are typically Fortune 500 and Fortune 1000 companies that employ a global approach to their branding, marketing and communications programs. Regional companies consist of medium to large companies that are focused on specific geographic and demographic markets, such as Chinese Americans or Taiwanese, and smaller companies whose markets are within a local territory, such as Beijing or Hong Kong. For the fourth calendar quarter of 2007, SINA had approximately 740 advertisers worldwide. Advertisers from the automobile, real estate and information technology sectors contributed to over half of the total online advertising dollars in 2007.
     SINA’s portal network consists of four destination web sites dedicated to its users across the globe: Mainland China (www.sina.com.cn), Taiwan (www.sina.com.tw), Hong Kong (www.sina.com.hk), and overseas Chinese in North America (www.sina.com). Each destination site consists of Chinese-language news and content organized into interest-based channels. The sites offer extensive community and communication services and sophisticated web navigation capability through SINA search and directory services.
     SINA.com offers a variety of free interest-based channels that provide region-focused format and content. The most popular channels include:
     SINA News. SINA News aggregates feeds from news providers, bringing together content from media companies such as , China News, Agence France-Presse (“AFP”), Associated Press, Reuters, Getty Images, China Daily, Nanfang Daily Group, Beijing News, Xinhua Net and Xinhua News Agency. Through SINA News, users have easy access to breaking news coverage from multiple sources and points of view.
     SINA Sports. SINA Sports offers multimedia news and information on a wide range of sporting events from home and abroad. SINA Sports features domestic and international soccer matches, NBA games, general sports as well as exciting coverage of famous sports stars and teams in the world.
     SINA Entertainment. SINA Entertainment contains extensive coverage of local and international entertainment news and events, including dining, movies, television programs, plays, operas, as well as popular and classical music.
     SINA Auto. SINA Auto offers the latest automobile-related news and service information to provide car buyers and automobile enthusiasts with the most current information on automotive pricing, reviews and featured guides.
     SINA Finance. SINA Finance provides business news coverage and personal finance columns. SINA Finance also offers stock quotes from the U.S., Shanghai, Shenzhen, Hong Kong and Taiwan stock exchanges, as well as breaking news from individual listed companies and market trend analysis.
     SINA Real Estate. SINA Real Estate provides the latest news, pricing and availability of new, used and rental housing. It also features interactive electronic maps, discussion forums and how-to guides for buyers, sellers and owners of properties on topics ranging from home buying, selling, furnishing and repairs.
     SINA Technology. SINA Technology provides updates on recent activities of high-tech corporations and technology trends, while offering product reviews and software downloads.
     SINA Game. Built on the integration of our existing gaming community resources and multimedia product offerings, SINA Game serves as an interactive platform that provides users with downloads and gateway access to popular online games, information and updates on popular online and PC games and value-added application tools, aiming at enhancing the overall multimedia community experiences of the game players.

     SINA Music. SINA Music is an integrated music community platform that is built on our license agreements with some of the largest global and domestic music labels such as Warner, Sony BMG, Emi, Universal and Rock Music. The platform provides music lovers with free on-demand streaming of the licensed songs and music videos, information and updates from the music industry, themed-based community services and off-line music concerts.
     SINA Eladies. SINA Eladies serves as an interactive platform for fashion-conscious users to share comments and ideas on a range of topics, such as health, cosmetics and beauty. SINA Eladies also provides real-time coverage of major world fashion events, bringing users the latest on styles and trends.
     SINA Luxury. Launched in 2007, SINA Luxury caters to the increasing demand for luxury goods and high-end services in China. SINA Luxury covers a variety of luxurious topics including wines, cigars, top-brand apparels and accessories as well as services aiming at the high net worth populations.
     SINA Video. SINA Video is an interactive online video platform that provides the latest, high-quality and easy-to-use interactive video products. SINA Video is divided into branded sections, including Broadband Sports Live Broadcast, VIP Chat, SINA TV, DV Craze, Entertainment Shows, Movie Premieres and Best Original Creations.
     SINA WAP. As a Chinese wireless application protocol portal, SINA WAP offers a world of free information and entertainment. Users can access the very latest information around the world via their mobile phones.
   SINA Community
     SINA Community aims at providing a user-generated platform for information and entertainment and promoting the social networking experience for SINA netizens.
     SINA Bar. Launched in December 2007, SINA Bar offers a community-based platform for users to exchange views and share comments on common interest areas. SINA Bar is unique from SINA BBS in that it allows users to initiate topics on their own.
     SINA Album. Launched in July 2007, SINA Album is a photo sharing platform where users can upload, store, download and share their photos. It also supports social networking functions such as commenting on the photos and tagging friends.
     SINA Notepad. SINA Notepad was created in April 2007 as an inner-community messaging tool that allows users to send private messages to other community members.
     SINA Circle. SINA Circle allows users to form communities on the web. Launched in November 2006, SINA Circle builds on existing SINA Community services, such as SINA Blog, to create user-maintained and supported online communities.
     SINA UC. UC is SINA’s proprietary instant messaging system. Apart from the traditional text-based instant messaging, SINA UC also provides our users with audio and video based instant messaging tools enabling multimedia social experiences.
     SINA Blog. Launched in 2005, SINA Blog has quickly become a popular platform for Chinese bloggers to read and publish original writings. Building on SINA’s brand prestige and large user traffic, SINA Blog represents a destination for celebrities to maintain a direct dialog with their fans.
     SINA Podcast. SINA Podcast, launched in December 2006, allows users to upload, publish and manage their audio-visual information in addition to the basic text and image transfer provided by SINA Blog. SINA Podcast serves as a personal multimedia platform for users to create their individual online portals.
     SINA Mail. Established in 1999, SINA Mail services include Free Email, VIP Mail and Corporate Email for enterprise users. SINA Mail supports both POP3 and SMTP access and provides users with year-round anti-spam and anti-virus protection.
     SINA BBS. SINA BBS hosts topic-specific discussion forums in Chinese language.
     SINA Post. As part of SINA’s classified ad service, SINA Post was launched in 2005 to allow free posting of advertisements for individual and enterprise users. SINA’s proprietary classified search technology allows users to find data and information.

   SINA Mobile
     SINA’s MVAS, launched in April 2002, allows users to receive news and information, download ring tones and pictures, and participate in dating and friendship communities. Users can order these services through the SINA web site or through their mobile phones on a monthly subscription or pay per-message basis. SINA offers MVAS through a wide range of products from content downloading, subscription to dating services and mobile games, on multiple platforms such as SMS, MMS, WAP, IVR, CRBT and KJAVA/BREW.
     SINA’s competitive advantage in MVAS comes from its online and offline marketing channels. As a leading online media company in China, SINA leverages its large number of unique users and online content portfolio. Offline, SINA has a large local sales team that covers the majority of the provinces and municipalities in China as well as a significant presence in local TV, radio and print advertising. SINA has established content partnerships with certain international record label companies to provide image and music downloads. SINA Mobile provides MVAS mainly through operator platforms, including the Monternet platform of China Mobile and the UNI-Info platform of China Unicom. SINA also works closely with provincial operators to jointly promote its MVAS offerings.
     SINA’s MVAS can be categorized into three main categories: news and information, community, and multimedia downloads:

News and Information	Community	Multimedia Downloads

• Headline news	• Games and quizzes	• Ring tones
• Financial news	• Educational products	• Logos and pictures
• Technology news		• Screen savers
• Sports news
• Weather forecast
• Jokes
     SINA provides its MVAS mainly through the following product lines:
     SINA SMS. As many mobile phones are able to display and send text in Chinese, SINA developed a suite of short messaging services that includes user-customized information subscription, personal greetings, customized mobile phone screen decoration, personalized ring tones and mobile games.
     SINA MMS. Using general packet radio service (“GPRS”) technology, MMS enables users to download color pictures and sophisticated ring tones, as well as to transmit more data per message. SINA MMS’ multimedia functionalities enable content and information exchanges in the form of text, graphics, audio and data.
     SINA IVR. IVR (Interactive Voice Response) refers to all voice activated information retrieval services. Users can obtain information via their mobile phones by dialing a list of fixed numbers and following a set of pre-recorded messages. Sample services include weather forecasting and data searching. IVR offers applications in the areas of interactive games and professional products.
     SINA WAP. SINA’s WAP services use GPRS technology to provide users with news and other topical information, multimedia downloads, dating and community services and mobile search services.
     SINA CRBT. CRBT refers to the ring tone heard by the callers prior to the call being answered. SINA’s CRBT service gives mobile phone users the option to customize their ring back tone based on popular songs and special sound effects.
     SINA KJAVA/BREW. SINA KJAVA/BREW provides graphic and animated MVAS products on China Mobile’s K-Java mobile platform. SINA KJAVA/BREW covers a full range of services including mobile phone games, animation and videos, portable tools and news updates.
   SINA.net
     SINA.net serves as an enterprise solutions platform to assist businesses and government bodies to more effectively engage, communicate and transact with their target audiences via the Internet. SINA.net provides businesses and government bodies with e-marketing and e-government solutions including search, corporate email, classified information, e-commerce and city portals.

     Search and Listings. SINA’s listing properties include a search engine, a directory and classified information. SINA’s search engine and directory provide an online guide to web navigation and a gateway to the vertical offerings on the SINA network. Users can either browse the directory listings by subject matter or use SINA Search, a keyword search function that scans the contents of the entire directory. For browser-driven inquiries, SINA’s directory results include Sponsored Sites, a SINA-created fee-based program that allows commercial sites to receive enhanced placement in the directory. For keyword-search-driven inquiries, its search results also include SINA Sponsor matches, site listings with enhanced placement in search results that are bought by businesses or organizations.
     SINA iAsk. SINA iAsk offers knowledge-based search, community-based search and niche search covering a variety of topical areas. As an intelligent interactive search engine with natural language processing technology, SINA iAsk categorizes search subjects into areas of news, pictures, music, knowledge, and video. SINA iAsk offers an interactive Q&A platform and personalized features such as search by local content (maps, entertainment and travel). iAsk also powers SINA’s mobile search engine.
     Google Adwords. Starting June 2007, SINA replaced its web page search powered by iAsk with Google’s Adwords service.
   SINA E-Commerce
     SINA currently offers SINAMall (http://mall.sina.com.cn), an online shopping web site, on its Chinese Mainland and North America web sites. Based on SINA’s proprietary technology platform, SINAMall enables both international and local companies to transact business.
     Additional information on segment reporting is incorporated herein by reference to Note 14 Segment Information of the Notes to the Consolidated Financial Statements, which appears in Item 8 of this Annual Report on Form 20-F.
Strategic Relationships
     SINA has developed strategic relationships with a range of content, service, application and distribution partners in order to serve users more effectively and to extend its brand and services to a broader audience.
Content Partnerships
     The goal of SINA’s content partnerships is to provide its users with a large offering of Chinese-language content. SINA contracts with content partners to display their content on one or more of its web sites free of charge or in exchange for a share of revenue, a licensing fee, and access to SINA-generated content or a combination of these arrangements. Some of SINA’s leading content providers include Xinhua News Agency, China News, AFP, Associated Press, Reuters, Getty Images, China Daily, Nanfang Daily Group, Xinhua Net and Beijing News. For its mobile content, SINA has established content partnerships with certain international record label companies to provide image and music downloads.
Application and Service Partnership
     The goal of SINA’s application and service partnerships is to ensure that its users have access to user-friendly, reliable and scalable communication and search tools. Because many of the Company’s prospective partners have traditionally focused on non-Chinese speaking markets, SINA’s internal engineering and development teams often work closely with them to localize their solutions for the Chinese-language market.
Technology Infrastructure
     SINA’s operating infrastructure is designed to deliver hundreds of millions of page views per day to its users. SINA’s infrastructure allows users to access its products and services, regardless of their geographical location. SINA’s infrastructure is also designed to provide high-speed access by forwarding queries to its web hosting sites with greater resources or lower loads. The Company’s web pages are generated, served and cached by servers hosted at various co-location web hosting sites in China, U.S., Taiwan and Hong Kong. SINA’s servers run on Linux, FreeBSD, Solaris and Windows platforms using Apache and IIS servers. These servers are primarily maintained at China Telecommunications Corporation and China Network Communications Group Corporation in Beijing, Shanghai, Guangzhou, Tianjin, Jinan and Xian, China, TNN in Taipei, Taiwan, X.O. Communication in Fremont, California, as well as iAdvantage in Hong Kong.

     The Company believes that these hosting partners provide operating advantages, including an enhanced ability to protect their systems from power loss, break-ins and other potential external causes of service interruption. They provide continuous customer service, multiple connections to the Internet and a continuous power supply to their systems. In addition, SINA conducts online monitoring of its systems for accessibility, load, system resources, network-server intrusion and timeliness of content. SINA’s mobile applications in China leverage the aforementioned web operation resources by utilizing the wireless infrastructure of China Mobile and China Unicom to provide MVAS to SINA’s users. Nevertheless, the Company has experienced slower response time and suffered outages in the past due to equipment and software downtime as well as bandwidth issues with operators. Although these instances have not had a material adverse effect on the Company’s business, such instances could have a material impact on its business in the future.
Seasonality
     The Company experiences seasonality in its online advertising business. Traditionally, in the China market, the fourth calendar quarter represents the best season for general advertising markets. This is followed by the third and second calendar quarters. The first calendar quarter is usually the worst season in China due to the Chinese New Year. There is little seasonality in the Company’s MVAS and other offerings.
Competition
     SINA operates in the market of online content and services for the global Chinese community. The industry can be classified as highly competitive and rapidly changing due to the fast growing market.
     As SINA expands its product offerings into areas such as video, search, instant messaging, blog and WAP portal, it faces increasing competition from companies that are focused in the same spaces. In the video area, SINA competes with private companies such as Youku, 56.com, Tudou, 6rooms, Ku6, PP Live and PP Stream as well as the video offerings of large established portal companies such as Tencent’s QQ Live. In instant messaging, SINA faces competition from the likes of Tencent (QQ), Microsoft (MSN Messenger) and Alibaba/Yahoo! China (Yahoo Messenger). In Blog, SINA’s key competitors include public companies such as Baidu, Tencent, Netease, Sohu and Microsoft (MSN) as well as private companies, such as Bokee and 51.com in China. Similarly, Yahoo!/Alibaba, Baidu, Google and others are competitors in the growing online search market in China. In the WAP portal space, key competitors include Tencent, Kongzhong, Shanghai 3G and WAP portals operated by mobile telecom operators such as China Mobile’s Monternet. SINA also faces competition from vertical websites, who may have more resources dedicated to a particular topical area, such as Hexun, East Money, China Finance Online, PC Online, Auto Home and Sofun. On the mobile side, the Company competes with other service providers such as Kongzhong, Linktone, Hurray, Tencent and TOM Online that specialize in MVAS. As SINA continues to broaden its range of product offerings, it expects increasing competition from these established players and possibly less well-known players in the coming years. Many of these competitors have greater financial resources and better brand recognition in their respective verticals. In addition, certain companies, especially early-stage venture-backed start-ups may be willing to compete for market share at the expense of generating revenues.
     Other online content/services companies, such as Baidu, Tencent, Netease, Sohu and TOM Online, compete with SINA for user traffic, advertising revenue, e-commerce transactions, MVAS and other fee-based services. Industry consolidation may occur as the market for the Internet in China matures, which could result in increased competition. The Company also faces competition from international Internet companies such as Yahoo, Microsoft, eBay, Google and AOL. With the gradual opening of the telecommunication sector resulting from China’s entry into the World Trade Organization, the Company expects an increasing number of international portals and Internet companies to enter the Chinese online media industry. These companies may have greater brand recognition, financial resources and longer operating histories than we have. SINA also competes for advertisers with traditional media companies, such as newspapers, television networks and radio stations that have a longer history of use and greater acceptance among advertisers. In addition, providers of Chinese language Internet tools and services may be acquired by, receive investments from, or enter into other commercial relationships with large, well-established and well-financed Internet, media or other companies.
     SINA’s ability to compete successfully depends on many factors, including the quality of its content, the breadth, depth and ease of use of its services, its sales and marketing efforts, and the performance of its technology. See also “The markets for MVAS and Internet services are highly competitive, and we may be unable to compete successfully against new entrants and established industry competitors, some of which have greater financial resources than we do or currently enjoy a superior market position than we do” under the “Risk Factors” section.

Intellectual Property and Proprietary Rights
     We rely on a combination of copyright, trademark and trade secret laws and restrictions on disclosure to protect our intellectual property rights. Despite our efforts to protect our proprietary rights, unauthorized parties may attempt to copy or otherwise obtain and use our technology. Monitoring unauthorized use of our products is difficult and costly, and we cannot be certain that the steps we have taken will prevent misappropriations of our technology, particularly in foreign countries where the laws may not protect our proprietary rights as fully as in the United States. From time to time, we may have to resort to litigation to enforce our intellectual property rights, which could result in substantial costs and diversion of our resources.
     In addition, third parties may initiate litigation against us alleging infringement of their proprietary rights. In the event of a successful claim of infringement and our failure or inability to develop non-infringing technology or license the infringed or similar technology on a timely basis, our business could be harmed. In addition, even if we are able to license the infringed or similar technology, license fees could be substantial and may adversely affect our results of operations. See “We may not be able to adequately protect our intellectual property, which could cause us to be less competitive” and “We may be exposed to infringement claims by third parties, which, if successful, could cause us to pay significant damage awards” under the Risk Factors section.

Government Regulation and Legal Uncertainties
     The following description of PRC laws and regulations is based upon the opinions of Lawyers from Jun He Law Offices, our PRC counsel. For a description of legal risks relating to our ownership structure and business, see “Risk Factors.”
   Overview
     The Chinese government has enacted an extensive regulatory scheme governing the operation of business with respect to the Internet, such as telecommunications, Internet information services, international connections to computer information networks, information security and censorship and administrative protection of copyright. Besides MII and SARFT, the various services of the PRC Internet industry are also regulated by various other governmental authorities, such as SAIC, the State Council Information Office (“SCIO”), the General Administration for Press and Publication (“GAPP”) (formerly the State Press and Publications Administration (“SPPA”), the Ministry of Education (“MOE”), the Ministry of Culture (“MCPRC”), the Ministry of Health (“MOH”), and the Ministry of Public Security.
     Among all the regulations, the Telecommunications Regulations of the People’s Republic of China, or Telecom Regulations, promulgated on September 25, 2000, is the primary governing law. Telecom Regulations set out the general framework under which domestic Chinese companies such as SINA’s subsidiaries may engage in various types of telecommunications services in the PRC. They reiterate the long-standing principle that telecommunications service providers need to obtain operating licenses as a mandatory precondition to begin operation. The Telecom Regulations differentiate the telecommunications services into basic telecommunications services and value-added telecommunications services. Value-added telecommunications services are defined as telecommunications and information services provided through public networks. The “Catalogue of Telecommunications Business,” an attachment to the Telecom Regulations and updated by MII’s Notice on Adjusting the Catalogue of Telecommunications Business of April 1, 2003, categorizes various types of telecommunications and telecommunications-related activities into basic or value-added services.
     On December 20, 2001, after China’s formal entry into the WTO, the PRC State Council promulgated the Regulations for the Administration of Foreign-Invested Telecommunications Enterprises, or the FITE Regulations, which became effective on January 1, 2002. The FITE Regulations stipulate that foreign-invested telecommunications enterprises, or FITEs, may undertake operations in basic telecom services and value-added telecom services. Currently, the foreign party to a value-added FITE may hold up to 50% of the equity, with no geographic restrictions on its operations. Before that, foreign investors were prohibited from investing in Internet content services. The PRC government has not made any further commitment to loosen the regulation on FITEs.
     According to the Measures for the Administration of Internet Information Services described below, an enterprise must obtain a Value-added Telecommunication Services Operating License in the first place to conduct Internet content service businesses. When the Internet content involves areas of news, education, medicine, health, pharmaceuticals and medical equipment, which are regulated by MCPRC, MOE, MOH and other governmental authorities, respectively, the enterprise must also obtain permission from responsible national authorities.
   PRC Corporate Structure
     The Chinese government restricts foreign investment in Internet-related, MVAS and advertising businesses. Accordingly, we operate our Internet-related and MVAS businesses in China through our VIEs that are PRC domestic companies owned principally or completely by certain of our PRC employees or PRC employees of our directly-owned subsidiaries. For a list of our material directly-owned subsidiaries and VIEs in China, please see “Item 4.C. Organizational Structure” below.
   Classified Regulations
     Foreign Investment in Value-added Telecom Services
     The MII Circular 2006 was promulgated by MII on July 13, 2006. According to the MII Circular 2006, since the FITE Regulation went into effect, some foreign investors have, by means of delegation of domain names and license of trademarks, conspired with domestic value-added telecom enterprises to circumvent the requirements of FITE Regulations and been engaged in value-added telecom services illegally.

     In order to further intensify the administration of FITEs, the MII Circular 2006 provides that (i) any domain name used by a value-added telecom carrier shall be legally owned by such carrier or its shareholder(s); (ii) any trademark used by a value-added telecom carrier shall be legally owned by the carrier or its shareholder(s); (iii) the operation site and facilities of a value-added telecom carrier shall be installed within the scope as prescribed by operating licenses obtained by the carrier and shall correspond to the value-added telecom services that the carrier has been approved to provide; and (iv) a value-added telecom carrier shall establish or improve the measures of ensuring safety of network information. As to the companies which have obtained the operating licenses for value-added telecom services, they are required to conduct self-examination and self-correction according to the said requirements and report the result of such self-examination and self-correction to MII.
     Accordingly, the ICP Company submitted the Self-Correction Scheme of the ICP Company’s Multi-regional Value-added Telecommunication Business (the “Self-Correction Scheme”) to MII on November 17, 2006. Under the Self-Correction Scheme, (i) the domain name “www.sina.com.cn” mainly used by the ICP Company shall be transferred from BSIT to the ICP Company, and (ii) the trademark “SINA” (“(CHINESE CHARACTERS)”) used by the ICP Company shall be transferred from BSIT to the ICP Company. According to the Notice of Acceptance of Transfer Application issued by the Trademark Office of SAIC to the ICP Company on December 26, 2006, the application for transfer of trademark is currently in the process of substantial review. The domain name “www.sina.com.cn” has been transferred to the ICP Company.
     Internet Information Services
     The Measures for the Administration of Internet Information Services, or the ICP Measures, went into effect on September 25, 2000. Under the ICP Measures, any entity that provides information to online Internet users must obtain an operating license from MII or its local branch at the provincial level in accordance with the Telecom Regulations described above. The ICP Measures further stipulate that entities providing online information services in areas of news, publishing, education, medicine, health, pharmaceuticals and medical equipment must obtain permission from responsible national authorities prior to applying for an operating license from MII or its local branch at the provincial or municipal level. Moreover, ICPs must display their operating license numbers in a conspicuous location on their web sites. ICPs must police their web sites to remove categories of harmful content that are broadly defined. This obligation reiterates Internet content restrictions set by other ministries over the past few years.
     Currently, the ICP Company holds a Value-Added Telecommunication Services Operating License which was issued on June 15, 2005 by MII with a validity term up to June 2, 2009 subject to annual inspection, authorizing the provision of nationwide business of information services (excluding fixed line phone call information services). It also obtained a permit to operate its bulletin board systems on July 16, 2001 pursuant to additional ICP Measure regulations issued on October 8, 2000, which requires all companies that operate bulletin board systems, or BBS, to obtain official permits.
     Beijing Star-Village Online Cultural Development Co., Ltd. (“StarVI”) currently holds a Value-Added Telecommunications Services Operating License issued on March 20, 2007 by MII with a validity term up to January 17, 2010 subject to annual inspection, authorizing the provision of nationwide business of information services (excluding fixed line phone call information services).
     Guangzhou Media Message Technologies, Inc. (“Xunlong”) currently holds a Value-Added Telecommunication Services Operating License issued on January 17, 2005 by MII with a validity term up to January 17, 2010 subject to annual inspection, authorizing the provision of nationwide business of information services (excluding fixed line phone call information services).
     Shenzhen Wang Xing Technology Co., Ltd. (“Wangxing”) currently holds a Value-Added Telecommunication Services Operating License issued on February 28, 2007 by MII with a validity term up to January 17, 2010 subject to annual inspection, authorizing the provision of nationwide business of information services (excluding fixed line phone call information services).
     Online News Publishing
     On November 7, 2000 and September 25, 2005, the Provisional Regulations for the Administration of Web site Operation of News Publication Services and the Provisions for the Administration of Internet News Information Services, respectively, were jointly promulgated by SCIO and MII. The regulations stipulate that general web sites set up by non-news organizations may list news released by certain governmental news agencies, if they satisfy the requirements set forth in the foregoing two regulations, but may not publish news items produced by themselves or news sources from elsewhere.

     Before commencing news-publishing services, the above regulations also require the general web sites of non-news organizations to be approved by SCIO after securing permission from SCIO at the provincial level. In addition, the general web sites intending to publish the news released by the aforementioned news agencies must enter into agreements with the respective organizations, and file copies of such agreements with the relevant administration department.
     On December 27, 2000, SCIO approved the ICP Company to develop online news publishing services. The online news publishing service of the ICP Company has passed the annual inspection for year 2005, and the Internet News Information Service License issued by SCIO was renewed on June 6, 2006 subject to annual inspection.
     Online Transmission of Audio-Visual Programs
     On July 6, 2004, SARFT promulgated the Measures for the Administration of Publication of Audio-Visual Programs through Internet or Other Information Network, which apply to the opening, broadcasting, integration, transmission or download of audio-visual programs via Internet. An applicant who is engaged in the business of transmitting audio-visual programs shall apply for a license, which is to be issued by SARFT in accordance with the categories of business, receiving terminals, transmission networks, and other items. Validity term of the license is two years. Foreign invested enterprises are not allowed to engage in the above business. Moreover, the audio-visual programs of the news category published to the public through information network shall be limited to the programs produced and broadcasted by radio stations, television stations, radio television stations and approved news web sites within the territory of China.
     According to the Reply on Approvals for Beijing SINA Internet Information Service Co., Ltd. Engaging in the Business of Information Services Relating to Online Transmission of Audio-Visual Programs issued by SARFT on October 17, 2004, the ICP Company has been approved to carry out the online transmission of audio-visual programs. The ICP Company currently holds a License for Online Transmission of Audio-Visual Programs issued by SARFT on March 22, 2007 with a validity term up to March 22, 2009 subject to annual inspection.
     On December 20, 2007, SARFT and MII jointly promulgated the Administrative Provisions on Internet Audio-Visual Program Service (the “Audio-Visual Program Provisions”), which went effective on January 31, 2008. The Audio-Visual Program Provisions stipulates, among others, that any entity engaged in Internet audio-visual program service must obtain a License for Online Transmission of Audio-Visual Programs issued by SARFT or register with SARFT. An applicant for engaging in Internet audio-visual program service must be a state-owned entity or a state-controlled entity with full corporate capacity, and the business to be carried out by the applicant must satisfy the overall planning and guidance catalogue for Internet audio-visual program service determined by SARFT. It is unclear based on the implement rules of the Audio-Visual Program Provisions whether such requirements only apply to the new market entrants for operating Internet audio-visual program services or such requirements apply to both the new applicants and the entities that have already obtained the License for Online Transmission of Audio-Visual Programs.
     SARFT and MII later jointly held a press conference in February 2008 to answer questions with respect to the Audio-Visual Program Provisions. In that press conference, SARFT and MII clarified that the websites that existed before the promulgation of the Audio-Visual Program Provisions may, once they are registered with SARFT, continue operating the audio-visual services so long as those websites have not been in violation of the laws and regulations.
     The VIEs held by SINA in China are not state-owned or state-controlled companies, and without the clarification of SARFT and MII made in the above-mentioned press conference, they may not be qualified applicants for carrying out Internet audio-visual program service under the Audio-Visual Program Provisions. As mentioned above, however, the ICP Company has already obtained a License for Online Transmission of Audio-Visual Programs issued by SARFT effective as of March 22, 2007 with a validity term up to March 22, 2009, showing that the ICP Company has been approved to carry out online transmission service of audio-visual program within such validity term. According to the above-mentioned press conference, the ICP Company is entitled to continue operating its online transmission service of audio-visual program. Notwithstanding the foregoing, considering the requirements set out in the Audio-Visual Program Provisions, it is uncertain whether the ICP Company can successfully procure the renewal of the License for Online Transmission of Audio-Visual Programs after its expiration. Should any official explanations or implementation rules of the Audio-Visual Program Provisions be promulgated by SARFT or MII explicitly forbidding any non-state-controlled entity from engaging in Internet audio-visual program service, SINA may be disqualified from operating online transmission of audio-visual programs after the License for Online Transmission of Audio-Visual Programs currently held by the ICP Company expires.

     MVAS
     On December 26, 2001, MII published the Administrative Measures for Telecommunication Business Operating Licenses, or the Telecom License Measures to supplement the FITE Regulations. The Telecom License Measures confirm that MII is the competent approval authority for foreign-invested telecom enterprises. There are two types of telecom operating licenses in China (including FITEs): license for basic telecom services and license for value-added telecom services. Furthermore, a distinction is made as to whether a license is granted for “intra-provincial” or “trans-regional” (inter-provincial) activities. An appendix to the license will detail the permitted activities to be conducted by the enterprise. An approved telecom service operator must conduct its business (basic or value-added) in accordance with the specifications recorded on its Telecom Service Operating License. However, there are still ambiguities regarding the interpretation and application of the FITE Regulations.
     The ICP Company currently holds a Value-Added Telecommunication Services Operating License which was issued on June 15, 2005 by MII with a validity term up to June 2, 2009 subject to annual inspection, authorizing nationwide provision of information service in value-added telecommunications services (excluding fixed line phone call information services).
     Xunlong currently holds a Value-Added Telecommunication Services Operating Licenses issued on January 17, 2005 by MII with a validity term up to January 17, 2010 subject to annual inspection, authorizing the provision of nationwide mobile value-added telecom services (excluding fixed line phone call information services).
     Star VI currently holds a Value-Added Telecommunications Services Operating License issued on issued on March 20, 2007 with a validity term up to January 17, 2010 subject to annual inspection, authorizing the provision of nationwide business of information services (excluding fixed line phone call information services).
     Wangxing currently holds a Value-Added Telecommunication Services Operating License issued on February 28, 2007 by MII with a validity term up to January 17, 2010 subject to annual inspection, authorizing the provision of nationwide business of information services (excluding fixed line phone call information services).
     Short Message Services
     On April 29, 2004, MII issued the Notice on Certain Issues Regarding the Regulation of Short Message Services (the “SMS Notice”). The SMS Notice confirms that all mobile communication companies shall provide SMS in cooperation with information service providers who have obtained relevant operating license for SMS. In addition, all mobile communication companies and information service providers shall highlight the fee standards, payment methods and ways of withdrawal in their advertisements for SMS services. For services based on monthly payment and subscription services, providers shall confirm with the users in advance. Without such confirmation, it should be assumed that the user has withdrawn such requirement for services. The mobile communication companies and information service providers shall strictly comply with the service items as agreed upon with the users. And, the information service providers shall examine the contents of short messages. No short message may contain contents forbidden by law.
     Internet Publishing
     On June 27, 2002, SPPA and MII jointly released the Provisional Rules for the Administration of Internet Publishing, or Internet Publishing Rules, which define “Internet publications” as works that are either selected or edited to be published on the Internet or transmitted to end-users through the Internet for the purposes of browsing, reading, using or downloading by the general public. Such works mainly include content or articles formally published by press media such as: (i) books, newspapers, periodicals, audio-visual products and electronic publications; and (ii) literature, art and articles on natural science, social science, engineering and other topics that have been edited.
     According to the Internet Publishing Rules, web portals like SINA are required to apply to and register with GAPP before distributing Internet publications. In accordance with these rules, the ICP Company obtained a license from GAPP to distribute Internet publications on October 30, 2003 with a ten-year validity term subject to annual inspection.
     Online Games
     On December 30, 1997, the Rules for the Administration of Electronic Publications, or Electronic Publication Rules, were published by SPPA, and went into effect as of January 1, 1998. The Electronic Publication Rules outline a licensing system for business operations involving electronic publications, which has been interpreted by GAPP to include online games. Under the Electronic Publication Rules, if a PRC company is contractually authorized to publish foreign electronic publications, it must obtain the approval of and register the copyright licensing contract with GAPP.

     On May 10, 2003, the Provisional Regulations for the Administration of Online Culture were issued by MCPRC and went into effect on July 1, 2003 (these regulations were revised by MCPRC on July 1, 2004). According to these regulations, commercial entities are required to apply to the relevant local branch of MCPRC for an Online Culture Operating Permit to engage in online games services.
     As to imported online games, GAPP and the State Copyright Bureau jointly promulgated the Notice on Carrying out the Decision from the State Council Regarding the Approval of Electronic and Online Games Publications (the “Games Notice”) on July 27, 2004. Imported online games publication is defined as “the online games publication published and issued within the territory of China by a Chinese publishing institute via copyright trade with foreign copyright owner of the said online games publication.” Publishing institutes shall apply to local publication authority for the import of such online games. After pre-approval by the provincial publication authority, GAPP will examine contents of the online games and issue a final approval. Pursuant to the Games Notice and Copyright Law, the applicant, after duly establishment, shall file for record and register the copyright licensing contract with GAPP.
     According to the Circular of the Ministry of Culture on Strengthening the Examination of Content of Online Games Products issued by MCPARC on May 14, 2004, the contents of any foreign online game products should be examined and approved by MCPRC before they are operated within China; and entities engaged in developing and operating domestic online games products should register with the Ministry of Culture.
     On September 5, 2003, MCPRC issued an Online Culture Operating Permit subject to annual inspection to the ICP Company, which authorizes the ICP Company to provide online games service. The Online Culture Operating Permit has been renewed on March 4, 2007. The ICP Company was required by MCPRC to submit the application for the renewal of the Online Culture Operating Permit in March 2008 and a renewed Online Culture Operating Permit may be obtained in August 2008 or earlier. According to the Circular on Review and Renewal of Online Culture Operating Permit issued by MCPRC on March 24, 2008, during the period in which the application is being reviewed, the ICP Company is allowed to proceed with its online culture business. SINA has duly conducted all relevant examination and record procedures for online games under its operation, including Lineage, Lineage II (both are imported online games) and iGame.
     Internet Medical, Health and Drug Information Services
     Pursuant to the Measures for the Administration of Internet Medical and Health Information Services issued on January 8, 2001, MOH, is responsible for reviewing the qualifications of web sites and approving their publication of health-related information. According to the Measures for the Administration of Internet Drug Information Services, issued by the State Drug Administration (“SDA”), on July 8, 2004, web sites publishing drug-related information must obtain a license from SDA or its provincial departments.
     The ICP Company obtained the approval for web site publishing of drug-related information from Beijing Drug Administration (“BDA”) and SDA on December 20, 2001 and January 10, 2002, respectively, and has obtained the Qualification Certificate for Internet Drug Information Services issued by the BDA with a validity term up to November 17, 2009.
     On September 25, 2006, MOH issued the Notice concerning the Passage of Re-examination of Health-related Information Service to the ICP Company, according to which the ICP Company has obtained the approval for web site publishing of health-related information. The valid term of this re-examination is two years.
     Online Cultural Products
     The Provisional Regulations for the Administration of Online Culture described above apply to entities engaged in activities related to “online cultural products.” Online cultural products are classified as: (i) online cultural products particularly developed for publishing via Internet, which include online music and video files (including video on demand and digital video broadcasting etc.), network games, online performing arts, online artworks, and online animation features and cartoons (including Flash animation); and (ii) online cultural products converted from audio and visual products, games, performing arts, artworks and animation features and cartoons, and published via Internet. Pursuant to this legislation, commercial entities are required to apply to the relevant local branch of MCPRC for an Online Culture Operating Permit if they intend to engage in any of the following types of activities:
•	production, duplication, import, wholesale, retail, leasing or broadcasting of online cultural products;

•	publishing of online cultural products on the Internet or transmission thereof to computers, fixed-line or mobile phones, radios, television sets or gaming consoles for the purpose of browsing, reading, using or downloading such products; or

•	exhibitions or contests related to online cultural products.
     On September 5, 2003, MCPRC issued to the ICP Company an Online Culture Operating Permit which has been renewed on March 4, 2007. The ICP Company was required by MCPRC to submit the application for the renewal of the Online Culture Operating Permit in March 2008 and a renewed Online Culture Operating Permit may be obtained in August 2008 or earlier. According to the Circular on Review and Renewal of Online Culture Operating Permit issued by MCPRC on March 24, 2008, during the period in which the application is being reviewed, the ICP Company is allowed to proceed with its online culture business.
     Online Advertising
     SAIC promulgated the Notice on Registration Issues for Enterprises Specialized in Advertising Business (the “Ad Notice”) on July 19, 2004. Upon the issuance of the Ad Notice, an enterprise specialized in advertising business as specified in its business scope need not apply for the Advertising Operation License. As to placing advertisements on Internet, such enterprise should apply for a business scope of Placing Online Advertisements on the name of the web site. SAIC and its local departments will not issue an Advertising Operation License to enterprises specialized in online advertising business.
     Beijing SINA Infinity Advertising Co., Ltd., a China company controlled by us through a series of contractual arrangements (the “IAD Company”), has an approved business scope to carry out the design, production, agency and issuance of advertisements. According to the Ad Notice, the IAD Company is allowed to carry out advertising business.
     The ICP Company has an approved business scope to issue Internet advertisements on the web site “www.sina.com.cn”. According to the Ad Notice, the ICP Company is allowed to carry out the business of placing advertisements on the web site “www.sina.com.cn”.
     International Connections for Computer Information Networks
     Regulations governing international connections for PRC computer networks include:
•	Measures for the Administration of International Connections to China’s Public Computer Interconnected Networks (1996);

•	Provisional Regulations of the People’s Republic of China for the Administration of International Connections to Computer Information Networks (1997) and their Implementing Measures (1998);

•	Reply Concerning the Verification and Issuance of Operating Permits for Business Relating to International Connections for Computer Information Networks and for Public Multimedia Telecommunications Business (1998); and

•	Administrative Measures for International Communications Gateways (2002).
     According to the above regulations, any entity wishing to access international network connections for their computer information networks in the PRC must comply with the following requirements:
•	be a PRC legal person;

•	have the appropriate equipment, facilities and technical and administrative personnel;

•	have implemented and registered a system of information security and censorship; and

•	effect all international connections through an international communications gateway established with the approval of MII.
     We believe that the companies described in PRC corporate structure are in proper compliance with these requirements.

     Information Security and Censorship
     Regulations governing information security and censorship include:
•	The Law of the People’s Republic of China on the Preservation of State Secrets (1988) and its Implementing Rules (1990);

•	The Law of the People’s Republic of China Regarding State Security (1993) and its Implementing Rules (1994);

•	Rules of the People’s Republic of China for Protecting the Security of Computer Information Systems (1994);

•	Notice Concerning Work Relating to the Filing of Computer Information Systems with International Connections (1996);

•	Administrative Regulations for the Protection of Secrecy on Computer Information Systems Connected to International Networks (1997);

•	Regulations for the Protection of State Secrets for Computer Information Systems on the Internet (2000);

•	Notice issued by the Ministry of Public Security of the People’s Republic of China Regarding Issues Relating to the Implementation of the Administrative Measure for the Security Protection of International Connections to Computer Information Networks (2000);

•	Decision of the Standing Committee of the National People’s Congress Regarding the Safeguarding of Internet Security (2000);

•	Measures for the Administration of Commercial Web site Filings for the Record (2002) their Implementing Rules (2002);

•	Measures for the Administration of IP Address Archiving (2005); and

•	Provision on Technical Measures for Internet Security Protection (2005).
     These legislations specifically prohibit the use of Internet infrastructure where it may breach public security, provide content harmful to the stability of the society or disclose state secrets. According to these legislations, it is mandatory for Internet companies in the PRC to complete security-filing procedures and regularly update information security and censorship systems for their web sites with the local public security bureau.
     According to the Detailed Implementing Rules for the Measures for the Administration of Commercial Web site Filings for the Record, promulgated by the BAIC in July 2002, web sites must comply with the following requirements:
•	file with the BAIC and obtain electronic registration marks;

•	place the registration marks on their web sites’ homepages; and

•	register their web site names with the BAIC.
     The ICP Company successfully registered its web sites with the BAIC on December 23, 2003. Afterwards, SINA’s electronic registration mark is prominently placed on its homepage.
     In addition, the State Security Bureau (“SSB”) has issued regulations authorizing the blocking of access to any site it deems to be leaking State secrets or failing to comply with the relevant legislation regarding the protection of State secrets during online information distribution. Specifically, Internet companies in China with bulletin boards, chat rooms or similar services must apply for the approval of the SSB prior to operating such services. The ICP Company has established an internal security committee, adopted security maintenance measures, employed full-time BBS supervisors and has been exchanging information on a regular basis with the local public security bureau with regard to sensitive or censored information and web sites. Thus, it is in full compliance with the governing legislation.

     Encryption Software
     On October 7, 1999, the State Encryption Administration Commission published the Regulations for the Administration of Commercial Encryption, followed by the first Notice of the General Office of the State Encryption Administration Commission on November 8, 1999. Both of these regulations address the use of software in China with encryption functions. According to these regulations, purchase of encryption products must be reported. Violation of the encryption regulations may result in warning, penalty, confiscation of the encryption product, or criminal liabilities.
     On March 18, 2000, the Office of the State Commission for the Administration of Cryptography issued a public announcement regarding the implementation of those regulations. The announcement clarifies the encryption regulations as below:
•	Only specialized hardware and software, the core functions of which are encryption and decoding, fall within the administrative scope of the regulations as “encryption products and equipment containing encryption technology.” Other products such as wireless telephone, Windows software and browsers do not fall within this scope.

•	The PRC government has already begun to study the laws in question in accordance with WTO rules and China’s external commitments, and will make revisions wherever necessary. The Administrative Regulations on Commercial Encryption will also be subject to such scrutiny and revision.
     In late 2005, the Administration Bureau of Cryptography further issued a series of regulations to regulate the development, production and sales of commercial encryption products, which all came into effect on January 1, 2006.
     We believe that the companies described in PRC corporate structure are in proper compliance with these requirements. For the legal uncertainties associated with encryption software, please see “Risk Factors — We may have to register our encryption software with Chinese regulatory authorities, and if they request that we change our encryption software, our business operations could be disrupted as we develop or license replacement software.”
     Online Education
     According to the Measures for the Administration of Educational web sites and Online Education School released on July 5, 2000, to open educational web sites and online education schools, application must be made to the administrative department overseeing education. Operation may begin only when it is inspected and approved by the administrative department. Educational web sites and online education schools shall not operate without the approval of the administrative department overseeing education.
     In compliance with the above regulation, the ICP Company obtained the aforementioned approvals from Beijing Education Committee on March 26, 2002.
     Administrative Protection of Internet Copyright
     According to the Measures for the Administrative Protection of Internet Copyright implemented on May 30, 2005, acts of automatically providing such functions as uploading, storing, linking or searching works, audio or video products, or other contents through Internet based on the instruction of an Internet content provider, without editing, amending or selecting any stored or transmitted content, and other acts of providing Internet information services shall be governed by the Copyright Law. A copyright administration department shall, when imposing administrative penalties upon the act infringing upon the right of communication through information network, apply the Measures for Imposing Copyright Administrative Penalties.
     Where a copyright holder (individual or entity) finds any content communicated through Internet infringes upon its copyright and sends a notice of claim to the Internet information service provider, the Internet information service provider shall immediately take measures to remove the relevant contents, and preserve the copyright holder’s notice of claim for six months. An Internet information service provider shall, after receipt of the copyright holder’s notice, record the contents of the provided information, the publishing time, and the Internet address or domain name. Where an Internet information service provider removes relevant content of an Internet content provider according to the notice of a copyright holder, the Internet content provider may deliver a counter-notice to both the Internet information service provider and the copyright holder, stating that the removed contents do not infringe upon the copyright. After the delivery of such counter-notice, the Internet information service provider may immediately reinstate the removed contents and shall not bear legal liability for such reinstatement

     Where an Internet information service provider clearly knows an Internet content provider infringes other’s copyright through Internet, or, although it does not clearly know such activity but fails to take measures to remove relevant contents upon receipt of the copyright owner’s notice, as a result, it damages public interests, the copyright administration department may, in accordance with the Copyright Law, order it to stop the tortious act, and impose administrative penalties. Where there is no evidence to indicate that an Internet information service provider clearly knows the facts of tort, or the Internet information service provider has taken measures to remove relevant contents upon receipt of the copyright owner’s notice, the Internet information service provider shall not bear the relevant liabilities.
     The companies described in PRC Corporate Structure have taken measures to protect Internet copyright in pursuance of the specified procedures and in compliance with relevant laws and regulations mentioned above.
     Foreign Exchange
     Foreign exchange regulation in China is primarily governed by the following rules:
•	Foreign Currency Administration Rules (the “Exchange Rules”) promulgated by the State Council on January 29, 1996, which was amended on January 14, 1997; and

•	Administration Rules of the Settlement, Sale and Payment of Foreign Exchange (the “Administration Rules”) promulgated by China People’s Bank on June 20, 1996.
     Under the Exchange Rules, renminbi is convertible for current account items, including the distribution of dividends, interest payments, trade and service-related foreign exchange transactions. Conversion of renminbi for capital account items, such as direct investments, loans, security investments and the repatriation of investment returns, however, is still subject to the approval of SAFE or its competent local branches.
     Under the Administration Rules, enterprises may only buy, sell or remit foreign currencies at banks that are authorized to conduct foreign exchange business after the enterprise provides valid commercial documents and relevant supporting documents and, in the case of capital account transactions, after obtaining approval from SAFE or its competent local branches. Capital investments by enterprises outside of China are also subject to limitations, which include approvals by the MOC, SAFE and the National Development and Reform Commission, or their respective competent local branches.
     On October 21, 2005, SAFE issued the Circular on Several Issues concerning Foreign Exchange Administration for Domestic Residents to Engage in Financing and in Return Investments via Overseas Special Purpose Companies, or Circular No. 75, which went into effect on November 1, 2005. Circular No. 75 provides that if PRC residents use assets or equity interests in their PRC entities to establish offshore companies or inject assets or equity interests of their PRC entities into offshore companies for the purpose of overseas capital financing, they must register with local SAFE branches with respect to their investments in offshore companies. Circular No. 75 also requires PRC residents to file changes to their registration if their special purpose companies undergo material events such as capital increase or decrease, share transfer or exchange, merger or division, long-term equity or debt investments, provision of guaranty to a foreign party, etc. SAFE further promulgated the Implementing Rules for Circular No. 75, or Circular No. 106, clarifying and supplementing the concrete operating rules that shall be followed during the implementation and application of Circular No. 75.
     Income Tax
     On March 16, 2007, the National People’s Congress approved and promulgated the EIT Law, which went into effect starting January 1, 2008. On December 6, 2007, the State Council approved the Implementing Rules, which went into effect starting January 1, 2008. Under the EIT Law and the Implementing Rules, which superseded the Previous IT Law, the enterprise income tax rate for both domestic companies and FIEs is unified at 25%. The EIT Law provides a five-year transitional period for certain entities that had enjoyed a favorable income tax rate of less than 25% under the Previous IT Law and was established before March 16, 2007, during which period the applicable enterprises income tax rate shall gradually increase to 25%. In addition, the EIT Law provides grandfather treatment for new and high technology enterprises that received special tax holidays under the Previous IT Law, which allows them to continue to enjoy their tax holidays until expiration.

     On April 14, 2008, the Administration Measures for Recognition of New and High Technology Enterprises (the “Recognition Measures”) was jointly promulgated by the Ministry of Science and Technology, the Ministry of Finance, and the State Administration of Taxation, which sets out the standards and process for granting new and high technology enterprises status. However, there remain uncertainties regarding the interpretation and implementation of the EIT Law and the Recognition Measures. Most of our operations in China are either on tax holidays and would enjoy an effective income tax rate of 7.5% in 2008 under the Previous IT Law or would enjoy a favorable income tax rate of less than 25% under the Previous IT Law. The Company’s ultimate effective tax rate starting in 2008 will depend on many factors, including but not limited to, whether certain of the Company’s FIEs in China will receive the new and high technology enterprise status under the EIT Law. If the Company’s FIEs fail to receive the new and high technology enterprise status, the Company’s PRC consolidated effective tax rate may increase significantly to as high as 27%.
     The EIT Law and the Implementing Rules also require that enterprises in China submit their annual enterprise income tax returns together with a report on transactions with their affiliates to the relevant tax authorities. If PRC tax authorities were to determine that our transfer pricing structure were not on an arm’s length basis and therefore constitute a favorable transfer pricing, they could request that our VIEs adjust their taxable income upward for PRC tax purposes. Such a pricing adjustment may not reduce the tax expenses of our subsidiaries but could adversely affect us by increasing our VIEs’ tax expenses, which could subject our VIEs to late payment fees and other penalties for underpayment of taxes, and/or could result in the loss of tax benefits available to our subsidiaries in China.
     The EIT Law also provides that enterprises established under the laws of foreign countries or regions but whose “de facto management body” is located in the PRC be treated as a resident enterprise for PRC tax purposes and consequently be subject to the PRC income tax at the rate of 25% for its global income. The Implementing Rules of the EIT Law merely defines the location of the “de facto management body” as “the place where the exercising, in substance, of the overall management and control of the production and business operation, personnel, accounting, properties, etc., of a non-PRC company is located.” The determination of tax residency requires a review of surrounding facts and circumstances of each case. If SINA is treated as a resident enterprise for PRC tax purposes, SINA will be subject to PRC tax on worldwide income at a uniform tax rate of 25% starting from January 1, 2008.
     The EIT Law also imposes a 10% withholding income tax on dividends of earnings generated on or after January 1, 2008 and distributed by a resident enterprise to its foreign investors, if such foreign investors are considered as non-resident enterprise without any establishment or place within China or if the received dividends have no connection with such foreign investors’ establishment or place within China, unless such foreign investor’s jurisdiction of incorporation has a tax treaty with China that provides for a different withholding arrangement. Such withholding income tax was exempted under the Previous IT Law. The Cayman Islands, where we are incorporated, does not have such a tax treaty with China. According to the arrangement between Mainland China and Hong Kong Special Administrative Region on the Avoidance of Double Taxation and Prevention of Fiscal Evasion in August 2006, dividends paid by an FIE to its foreign investors in Hong Kong will be subject to withholding tax at a rate of no more than 5% (if the foreign investor owns directly at least 25% of the shares of the FIE). A majority of our subsidiaries in China are directly invested and held by Hong Kong registered entities. If we are regarded as a non-resident enterprise and our Hong Kong entities are regarded as resident enterprises, then our Hong Kong entities may be required to pay a 10% withholding tax on any dividends payable to us. If our Hong Kong entities are regarded as non-resident enterprises, then our subsidiaries in China will be required to pay a 5% withholding tax for any dividends payable to our Hong Kong entities. In either case, the amount of funds available to us, including the payment of dividends to our shareholders, could be materially reduced. In addition, because there remains uncertainty regarding the interpretation and implementation of the EIT Law and its Implementing Rules, if we are regarded as a PRC resident enterprise, we cannot guarantee that any dividends to be distributed by us to our non-PRC shareholders will not be subject to a withholding tax, nor can we guarantee that any gains realized by such non-PRC shareholders from the transfer of our shares will not be subject to a withholding tax. If we are required under the EIT Law to withhold PRC income tax on our dividends payable to our non-PRC shareholders, or any gains realized by our non-PRC shareholders from transfer of the shares, their investment in our shares may be materially and adversely affected. Accordingly, the Company may decide not to distribute its retained earnings and maintain such cash onshore to reinvest in its PRC operations.
     Labor Law
     The Labor Law of the PRC (the “Labor Law”), which was effective on January 1, 1995, provides basic protections for employees, e.g. employment contracts shall be concluded if labor relationships are to be established between employers and employees; employers cannot compel employees to work exceed the time limit and shall provide wages which are not lower than local standards on minimum wages to the employees punctually; employers shall establish and improve their systems for labor safety and sanitation and strictly abide by applicable PRC rules and standards on labor safety and sanitation; and female employees and juvenile employees are given special protection.

     On June 29, 2007, the National People’s Congress of China enacted a new Labor Contract Law, which became effective on January 1, 2008. Compared to the Labor Law, the new Labor Contract Law imposes more restrictions on employers and has been deemed to potentially increase labor costs for employers to terminate employment relationship with employees. Such restrictions include specific provisions related to fixed term employment contracts, temporary employment, probation, consultation with the labor union and employee assembly, employment without a contract, dismissal of employees, compensation upon termination and overtime work, and collective bargaining. According to the new Labor Contract Law, an employer is obliged to sign an unlimited term employment contract with an employee if the employer intends to renew employment relationship with such employee after two consecutive fixed term employment contracts. The employer also has to pay a compensation fee to the employee if the employer terminates the unlimited term labor contract. Unless an employee refuses to extend an expired employment contract, such compensation is also required when the labor contract expires. Further, under the Regulations on Paid Annual Leave for Employees, which became effective on January 1, 2008, employees who have served more than one year for an employer are entitled to a paid vacation ranging from 5 to 15 days, depending on their length of service. Employees who waive such vacation time at the request of employers shall be compensated for three times their normal salaries for each waived vacation day. As a result of these new protective labor measures, our labor costs are expected to increase, which may adversely affect our business and our results of operations.
     For a description of how the unsettled nature of Chinese regulations may affect our business, please see “Risk Factors — Even if we are in compliance with Chinese governmental regulations relating to licensing and foreign investment prohibitions, the Chinese government may prevent us from distributing content that it deems as inappropriate and we may be liable for such content.”
C. Organizational Structure
     SINA is the parent company of our group and does not have any assets or conduct any business operations in China other than our investments in our entities in China, which include our wholly-owned subsidiaries and our VIEs. Below are the significant wholly-owned subsidiaries held by SINA:

	Jurisdiction
Subsidiary	of Organization	Ownership
SINA.com Online	United States of America	100%
Rich Sight Investment Limited	Hong Kong	100%
SINA Hong Kong Limited	Hong Kong	100%
Memestar Limited	British Virgin Islands	100%
Crillion Corporation	British Virgin Islands	100%
Davidhill Capital Inc.	British Virgin Islands	100%
Beijing SINA Internet Technology Service Co., Ltd.	People’s Republic of China	100%
Beijing New Media Information Technology Co., Ltd.	People’s Republic of China	100%
SINA.com Technology (China) Co. Ltd.	People’s Republic of China	100%
Fayco Network Technology Development (Shenzhen) Co. Ltd.	People’s Republic of China	100%
     In compliance with PRC’s foreign investment restrictions on Internet information services and other laws and regulations, we conduct all our Internet information services, advertising and MVAS in China via the following significant domestic VIEs:
•	Beijing SINA Internet Information Service Co., Ltd., a China company controlled by us through a series of contractual arrangements. The ICP Company is responsible for operating www.sina.com.cn in connection with its Internet content company license, selling the advertisements to advertisers and providing MVAS with its Value-Added Telecommunication Services Operating License in China via third party operators to the users. It is 1.5% owned by Yan Wang, the Company’s Chairman of the Board, 22.50% owned by the Company’s executive officer Tong Chen, 26.75% owned by the Company’s executive officer Hong Du, and 49.25% owned by two other non-executive PRC employees of the Company. The registered capital of the ICP Company is $2.5 million.

•	Guangzhou Media Message Technologies, Inc., a China company controlled by us through a series of contractual arrangements. Xunlong is responsible for providing MVAS in China via third party operators to the users under its Value-Added Telecommunication Services Operating License. It is owned by three non-executive PRC employees of the Company. The registered capital of the Xunlong is $1.2 million.

•	Beijing Star-Village Online Cultural Development Co., Ltd., a China company controlled by us through a series of contractual arrangements. StarVI is responsible for providing MVAS in China via third party operators to the users under its Value-Added Telecommunication Services Operating License. It is owned by three non-executive PRC employees of the Company. The registered capital of the StarVI is $1.2 million.
•	Shenzhen Wang Xing Technology Co., Ltd., a China company controlled by us through a series of contractual arrangements. Wangxing is responsible for providing MVAS in China via third party operators to the users under its Value-Added Telecommunication Services Operating License. It is owned by three non-executive PRC employees of the Company. The registered capital of Wangxing is $1.2 million.

•	Beijing SINA Infinity Advertising Co., Ltd. (the “IAD Company”), a China company controlled by us through a series of contractual arrangements. The IAD Company is an advertising agency. It is 20% owned by the Company’s executive officer Tong Chen and 80% owned by four non-executive PRC employees of the Company. This entity has an approved business scope including design, production, agency and issuance of advertisements. The registered capital of the IAD Company is $0.1 million.
     The capital investment in these VIEs is funded by SINA through SINA’s wholly owned subsidiaries and recorded as interest-free loans to the employees. As of December 31, 2007, the total amount of interest-free loans to the employee shareholders of the VIEs listed above and the other inactive VIEs was $8.0 million. Under various contractual agreements, employee shareholders of the VIEs are required to transfer their ownership in these entities to our subsidiaries in China when permitted by PRC laws and regulations or to our designees at any time for the amount of outstanding loans, and all voting rights of the VIEs are assigned to our wholly owned subsidiaries in China. Our wholly owned subsidiaries in China have the power to appoint all directors and senior management personnel of the VIEs. Through our wholly-owned subsidiaries in China, we have also entered into exclusive technical agreements and other service agreements with the VIEs, under which these subsidiaries provide technical services and other services to the VIEs in exchange for substantially all net income of the VIEs. In addition, our employee shareholders of the VIEs have pledged their shares in the VIEs as collateral for non-payment of loans or for fees on technical and other services due to us.
     Although we have been advised by our PRC counsel, Jun He Law Offices, that our arrangements with the VIEs are valid under current PRC laws and regulations, we cannot assure you that we will not be required to restructure our organization structure and operations in China to comply with changing and new PRC laws and regulations. Restructuring of our operations may result in disruption of our business. If PRC tax authorities were to determine that our transfer pricing structure was not done on an arm’s length basis and therefore constitutes a favorable transfer pricing, they could request that our VIEs adjust their taxable income upward for PRC tax purposes. Such a pricing adjustment may not reduce the tax expenses of our subsidiaries but could adversely affect us by increasing our VIEs’ tax expenses, which could subject our VIEs to late payment fees and other penalties for underpayment of taxes and/or could result in the loss of tax benefits available to our subsidiaries in China. Any of these measures may result in adverse tax consequences to us and adversely affect our results of operation.
D. Property, Plants and Equipment
     The majority of our operations are in China, where we have offices in Beijing, Shanghai, Guangzhou and Shenzhen. Our principal sales, marketing and development facilities are located on premises comprising approximately 17,000 square meters in Beijing, China. We also have sales and marketing operations at satellite offices in certain provinces of China. We lease these office facilities under non-cancelable operating leases with various expiration dates through 2009. Our servers are primarily maintained at China Telecommunications Corporation and China Network Communications Group Corporation in Beijing, Shanghai and Guangzhou as well as in other cities throughout China. We also have servers located at various Internet Data Centers in Taipei, Fremont (California) and Hong Kong.
Item 5. Operating and Financial Review and Prospects
     This report contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Exchange Act, including, without limitation, statements regarding our expectations, beliefs, intentions or future strategies that are signified by the words “expect,” “anticipate,” “intend,” “believe,” the negative of such terms or other comparable terminology. All forward-looking statements included in this document are based on information available to us on the date hereof, and we undertake no obligation to update any such forward-looking statements. Actual results could differ materially from those projected in the forward-looking statements. In evaluating our business, you should carefully consider the information set forth above in “Item 3. Key Information — D. Risk Factors.” We caution you that our businesses and financial performance are subject to substantial risks and uncertainties, including the factors identified in “Item 3. Key Information — D. Risk Factors,” that could cause actual results to differ materially from those in the forward-looking statements.

Overview
     We are an online media company and value-added information services provider in China and the global Chinese communities. With a branded network of localized web sites targeting Greater China and overseas Chinese, we provide services through five major business lines including SINA.com (online news and content), SINA Mobile (mobile value-added services “MVAS”), SINA Community (Web 2.0-based services and games), SINA.net (search and enterprise solutions) and SINA E-Commerce (online shopping). Together these provide an array of services including region-focused online content channels, communication and community-based tools, audio and video streaming, casual games, search and directory, classified listings, MVAS, e-commerce and enterprise e-solutions. In turn, we generate revenues through advertising, MVAS and other fee-based services. Advertising and MVAS are currently the major sources of our revenues and we expect this trend to continue in the near term.
     The primary focus of our operations is in China, where we derive the majority of our revenues. Our operations in China are conducted primarily through significant wholly-owned subsidiaries, including Sina.com Technology (China) Co., Ltd., Beijing New Media Information Technology Co. Ltd., Fayco Network Technology Development (Shenzhen) Co. Ltd. and Beijing SINA Internet Technology Service Co. Ltd. and significant VIEs, including the ICP Company, Xunlong, Star VI, Wangxing and the IAD Company.
     As of December 31, 2007 and 2006, we have accumulated earnings of $123.7 million and $66.0 million, respectively. We have funded our operations and capital expenditures primarily using the net proceeds raised through the sale of preference shares prior to our initial public offering and the sale through our ordinary shares in the initial public offering and cash generated from operations. We raised additional capital through the issuance of zero-coupon, convertible, subordinated notes in July 2003. We intend to continue our investment in the development and enhancement of our products, content and services, as well as investment in sales and marketing. If we are unable to generate sufficient net income from our operations in the future, we may have to finance our operations from the current funds available or seek equity or debt financing.
Critical Accounting Policies, Judgments and Estimates
     Our discussion and analysis of our financial condition and results of operations are based upon our consolidated financial statements, which have been prepared in accordance with GAAP. The preparation of these financial statements requires us to make estimates, judgments and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. On an on-going basis, we evaluate our estimates, including those related to customer programs and incentives, bad debts, investments, intangible assets, stock-based compensation, income taxes, financing operations, employee benefits, contingencies and litigation. We base our estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions. For further information on our critical accounting policies, see the discussion in the section titled “Recent Accounting Pronouncements” below and Note 1 to the Consolidated Financial Statements.
     We believe the following critical accounting policies affect the more significant judgments and estimates used in the preparation of our consolidated financial statements:
Revenue recognition
     Advertising
     Our advertising revenues are derived principally from online advertising and, to a lesser extent, sponsorship arrangements. Online advertising arrangements allow advertisers to place advertisements on particular areas of our web sites, in particular formats and over particular periods of time. Sponsorship arrangements allow advertisers to sponsor a particular area on our web sites in exchange for a fixed payment over the contract period. While the majority of our revenue transactions contain standard business terms and conditions, there are certain transactions that contain non-standard business terms and conditions. In addition, we have certain sales transactions that involve multiple element arrangements (arrangements with more than one deliverable) that may include placement on specific properties. As a result, significant contract interpretation is sometimes required to determine the appropriate accounting for these transactions including: 1) how the arrangement consideration should be allocated among potential multiple elements; 2) when to recognize revenue on the deliverables; and 3) whether all elements of the arrangement have been delivered. Changes in judgments on these assumptions and estimates could materially impact the timing or amount of revenue recognition.

     MVAS
     We mainly rely on third-party operators for billing and transmission of our MVAS to our users. The determination of whether we are the primary obligor for a particular type of service is subjective in nature and is based on an evaluation of the terms of the arrangement. If the terms of the arrangement with operators were to change and cause us to no longer be the primary obligor to the users, we would have to record our MVAS revenues on a net basis. Consequently, this would cause a significant decline in our net revenues, but should not have a significant impact on our gross margin. During fiscal 2007, approximately 85% of our MVAS revenues were recorded on a gross basis.
     Due to the time lag between when the services are rendered and when the operator billing statements are received, MVAS revenues are estimated based on our internal records of billings and transmissions for the month, adjusting for prior periods’ confirmation rates with operators and prior periods’ discrepancies between internally estimated revenues and actual revenues confirmed by operators. The confirmation rate applied to the estimation of revenue is determined at the lower of the latest confirmation rate available and the average of six months historical rates available, provided that we have obtained confirmation rates for six months. If we have not yet received confirmation rates for six months, revenues would be deferred until billing statements are received from the operators. If subsequent billing statements from the operators differ significantly from management’s estimates, our revenues could be materially impacted.
     In the past, one of the operators has requested resettlement of billings that were settled in previous periods and on which payments have been received. We have accrued for such credits to revenue based on a historical rolling average and the true-ups between accrued amounts and actual credit memos issued have not been significant. If operators request for a resettlement of billings for previous periods at an amount significantly higher than historical average, our revenues could be materially impacted.
     In addition, our revenue recognition policy requires an assessment as to whether collection is reasonably assured, which requires us to evaluate the creditworthiness of our customers. Changes in judgments on these assumptions and estimates could materially impact the timing or amount of revenue recognition.
Income taxes
     We use the asset and liability method of accounting for income taxes. Under this method, income tax expense is recognized for the amount of taxes payable or refundable for the current year. In addition, deferred tax assets and liabilities are recognized for the expected future tax consequences of temporary differences between the financial reporting and tax bases of assets and liabilities and for operating losses and tax credit carryforwards. Management must make assumptions, judgments and estimates to determine our current provision for income taxes and our deferred tax assets and liabilities and any valuation allowance to be recorded against a deferred tax asset. Our judgments, assumptions and estimates relative to the current provision for income tax take into account current tax laws, our interpretation of current tax laws and possible outcomes of current and future audits conducted by foreign and domestic tax authorities. Changes in tax law or our interpretation of tax laws and the resolution of current and future tax audits could significantly impact the amounts provided for income taxes in our consolidated financial statements. Our assumptions, judgments and estimates relative to the value of a deferred tax asset take into account predictions of the amount and category of future taxable income, such as income from operations. Actual operating results and the underlying amount and category of income in future years could render our current assumptions, judgments and estimates of recoverable net deferred taxes inaccurate. Any of the assumptions, judgments and estimates mentioned above could cause our actual income tax obligations to differ from our estimates, and thus materially impact our financial position and results of operations.
     We adopted FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes — an Interpretation of FASB Statement No. 109” (“FIN 48”), on January 1, 2007. We make assumptions, judgments and estimates in the recognition and measurement of a tax position taken or expected to be taken in a tax return. These judgments, assumptions and estimates take into account current tax laws, our interpretation of current tax laws and possible outcomes of current and future audits conducted by foreign and domestic tax authorities. Changes in tax law or our interpretation of tax laws and the resolution of current and future tax audits could significantly impact the amounts of unrecognized, uncertain tax positions, if any, provided or to be provided for in our consolidated financial statements.
Foreign currency
     Our reporting currency and functional currency are the U.S. dollar and our subsidiaries and VIEs in China, Hong Kong and Taiwan use their respective local currencies as their functional currencies. An entity’s functional currency is the currency of the primary economic environment in which the entity operates. Management must use judgment in determining an entity’s functional currency, assessing economic factors including cash flow, sales price, sales market, expense, financing and inter-company transactions and arrangements. Impact from exchange rate changes related to transactions denominated in currencies other than the functional currency is recorded as a gain and loss in our consolidated statements of operations, while impact from exchange rate changes related to translating a foreign entity’s financial statements from the functional currency to our reporting currency, the U.S. dollar, is disclosed and accumulated in a separate component under the equity section of our consolidated balance sheets. Different judgments or assumptions resulting in a change of functional currency may materially impact our financial position and results of operations. For fiscal 2007, our translation adjustment was $19.2 million and our transactional gain was approximately $1.1 million.
Impairment of goodwill and long-lived assets
     We test goodwill for impairment at the reporting unit level (operating segment or one level below an operating segment) on an annual basis, or more frequently, if facts and circumstances warrant a review. We make judgments about goodwill whenever events or changes in circumstances indicate that an impairment in the value of goodwill recorded on our balance sheet may exist. The timing of an impairment test may result in charges to our statements of operations in our current reporting period that could not have been reasonably foreseen in prior periods. Application of goodwill impairment test requires judgment, including the identification of reporting units, assigning assets and liabilities to the reporting units, assigning goodwill to reporting units and estimating the fair value of each reporting unit. Changes in these estimates and assumptions could materially affect the determination of fair value of each reporting unit which could trigger impairment. More conservative assumptions of the anticipated future benefits from these reporting units could result in impairment charges, which would decrease net income and result in lower asset values on our balance sheet. Conversely, less conservative assumptions could result in smaller or no impairment charges, higher net income and higher asset values. See Note 2 “Goodwill and intangible assets” in the consolidated financial statements for additional information on goodwill.
     Long-lived assets and certain identifiable intangible assets to be held and used are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable. Determination of recoverability is based on an estimate of undiscounted future cash flows resulting from the use of the asset and its eventual disposition. Measurement of any impairment loss for long-lived assets and certain identifiable intangible assets that management expects to hold or use is based on the amount by which the carrying value exceeds the fair value of the asset. Changes in these estimates and assumptions could materially impact our financial position and results of operations.
Property and Equipment
     Property and equipment are stated at historical cost less accumulated depreciation and amortization. Depreciation is computed using the straight-line method over the estimated useful lives of the assets, generally from three to five years. Judgment is required to determine the estimated useful lives of assets, especially for computer equipment, including determining how long existing equipment can function and when new technologies will be introduced at cost-effective price points to replace existing equipment. Changes in these estimates and assumptions could materially impact our financial position and results of operations.
Stock-based compensation
     We account for stock-based compensation in accordance with, SFAS No. 123 (revised 2004), “Share-Based Payment” (“SFAS 123R”), since January 1, 2006. We elected modified-prospective method, under which prior periods are not revisited for comparative purpose. Under the fair value recognition provisions of SFAS 123R, stock-based compensation cost is measured at the grant date based on the fair value of the award and is recognized as an expense on a straight-line basis, net of estimated forfeitures, over the requisite service period, which is generally the vesting period. We use the Black-Scholes option pricing model to determine the fair value of share options. The determination of the fair value of stock-based compensation awards on the date of grant using an option-pricing model is affected by our stock price as well as assumptions regarding a number of complex and subjective variables, including our expected stock price volatility over the term of the awards, actual and projected employee share option exercise behaviors, risk-free interest rate and expected dividends. If we use different assumptions for estimating stock-based compensation expense in future periods or if we decide to use a different valuation model, the change in our stock-based compensation expense could materially affect our operating income, net income and net income per share.
     Furthermore, we are required to estimate forfeitures at the time of grant and record stock-based compensation expense only for those awards that are expected to vest. If actual forfeitures differ materially from our estimated forfeitures, we may need to revise those estimates used in subsequent periods.
     See Note 13 Stock-based Compensation under Notes to Consolidated Financial Statements for information regarding the SFAS 123R disclosures.

Marketable securities
     Our marketable securities are held as available for sale and are reported at fair value. The treatment of a decline in the fair value of an individual security is based on whether the decline is other-than-temporary. Significant judgment is required to assess whether the impairment is other-than-temporary. Our judgment of whether an impairment is other-than-temporary is based on an assessment of factors including our ability and intent to hold the individual security, severity of the impairment, expected duration of the impairment and forecasted recovery of fair value. Changes in the estimates and assumptions could affect our judgment of whether an identified impairment should be recorded as an unrealized loss in the equity section of our consolidated balance sheets or as a realized loss in the consolidated statements of operations.
Allowance for doubtful accounts
     The Company maintains an allowance for doubtful accounts which reflects its best estimate of amounts that potentially will not be collected. The Company determines the allowance for doubtful accounts based on factors such as historical experience, credit-worthiness and age of receivable balances. If the financial condition of the Company’s customers were to deteriorate, resulting in an impairment of their ability to make payments, or if the operators decide not to pay the Company, additional allowances may be required which could materially impact our financial position and results of operations. Allowances for doubtful accounts charged to income were $5.3 million, $5.0 million and $2.3 million for the years ended December 31, 2007, 2006 and 2005, respectively.
Equity investments
     Our equity investments are comprised of joint ventures and other privately held companies. We account for equity investments in entities in which we exercise significant influence but do not own a majority equity interest or otherwise control using the equity method. For equity investments over which we do not have significant influence, the cost method of accounting is used. We evaluate our equity investments for impairment whenever events and changes in business circumstances indicate the carrying amount of the equity investment may not be fully recoverable. The impairment evaluation requires significant judgment to identify events or circumstances that would likely have a significant adverse effect on the fair value of the equity investments. Equity investments identified as having an indication of impairment are subject to further analysis to determine if the impairment is other-than-temporary and this analysis requires estimating the fair value of the equity investments. The determination of fair value of the equity investments involves considering factors such as current economic and market conditions, the operating performance of the companies including current earnings trends and undiscounted cash flows and other company-specific information including recent financing rounds. The evaluation process is based on information that we request from these privately-held companies. This information is not subject to the same disclosure regulations as U.S. publicly traded companies, and as such, the basis for these evaluations is subject to the timing and the accuracy of the data received from these companies. Fair value determination, particularly for equity investments in privately-held companies, requires significant judgment to determine appropriate estimates and assumptions. Changes in these estimates and assumptions could affect the calculation of the fair value of the equity investments and the determination of whether any identified impairment is other-than-temporary.
Advertising expenses
     We expense all advertising costs as incurred and classify these costs under sales and marketing expenses. Advertising expenses include costs related to direct advertising that are intended to acquire subscribers for monthly subscription based and usage based MVAS. Assessing whether costs related to direct advertising should be expensed as incurred or capitalized and amortized over a longer period requires judgment, including determining whether the direct advertising activity has a primary purpose to elicit sales from customers who could be shown to have responded specifically to the advertising and whether the activities would result in probable future economic benefits. Changes in assumptions could materially affect the manner in which direct advertising costs are expensed.
Recent accounting pronouncements
     In May 2008, the FASB issued FASB Staff Position No. APB14-1 “Accounting for Convertible Debt Instruments That May Be Settled in Cash upon Conversion (Including Partial Cash Settlement)” (“FSP APB14-1”), which requires issuers of convertible debt that may be settled wholly or partly in cash when converted to account for the debt and equity components separately. This statement is effective for fiscal years beginning after December 15, 2008 and must be applied retrospectively to all periods. The Company is currently evaluating the impact of adopting FSP APB14-1 on its consolidated financial position, cash flows and results of operations.

     In April 2008, the FASB issued FASB Staff Position No. FAS142-3 “Determination of the Useful Life of Intangible Assets” (“FSP FAS142-3”), which amends the factors to be considered in determining the useful life of intangible assets. Its intent is to improve the consistency between the useful life of an intangible asset and the period of expected cash flows used to measure its fair value. This statement is effective for fiscal years beginning after December 15, 2008. The Company is currently evaluating the impact of adopting FSP FAS142-3 on its consolidated financial position, cash flows and results of operations.
     In March 2008, the FASB released Statement of Financial Accounting Standards No. 161 “Disclosures about Derivative Instruments and Hedging Activities — an amendment of FASB Statement No. 133” (“SFAS 161”), which requires enhanced disclosures about an entity’s derivative and hedging activities and thereby improves the transparency of financial reporting. This statement is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008. The Company is currently evaluating the impact of adopting SFAS 161 on its consolidated financial position, cash flows and results of operations.
     In December 2007, the FASB issued SFAS No. 141 (revised 2007) “Business Combinations” (“SFAS 141R”). SFAS 141R will change how business acquisitions are accounted for and will impact financial statements both on the acquisition date and in subsequent periods. SFAS 141R applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008. The Company is currently evaluating the impact of adopting SFAS 141R on its consolidated financial position, cash flows and results of operations.
     In December 2007, the Securities and Exchange Commission (“SEC”) issued Staff Accounting Bulletin 110 (“SAB 110”). Under SAB 110, the Staff will continue to allow companies to use the simplified method for estimating the expected terms of “plain vanilla” share options beyond December 31, 2007, assuming certain circumstances are met. The adoption of SAB 110 is not expected to have a material impact on the Company’s consolidated financial position, cash flows and results of operations.
     In December 2007, the FASB issued SFAS No. 160, “Noncontrolling Interests in Consolidated Financial Statements—an amendment of ARB No. 51” (“SFAS 160”). SFAS 160 amends ARB No. 51 to establish accounting and reporting standards for the noncontrolling interest in a subsidiary and for the deconsolidation of a subsidiary. This Statement is effective for fiscal years and interim periods within those fiscal years, beginning on or after December 15, 2008. The Company is currently evaluating the impact of adopting SFAS 160 on its consolidated financial position, cash flows and results of operations.
     In February 2007, the FASB issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities” (“SFAS 159”). Under SFAS 159, companies may elect to measure certain financial instruments and certain other items at fair value. The standard requires that unrealized gains and losses on items for which the fair value option has been elected be reported in earnings. SFAS 159 is effective for the Company beginning fiscal 2008. The adoption of SFAS 159 is not expected to have a material impact on the Company’s consolidated financial position, cash flows and results of operations.
     In September 2006, the FASB issued Statement of Financial Accounting Standards No. 157, “Fair Value Measurements” (“SFAS 157”), which defines fair value, establishes guidelines for measuring fair value and expands disclosures regarding fair value measurements. SFAS 157 does not require any new fair value measurements but rather eliminates inconsistencies in guidance found in various prior accounting pronouncements. SFAS 157 is effective for fiscal years beginning after November 15, 2007. However, on February 12, 2008, the FASB issued FASB Staff Position FAS 157-2, “Effective Date of FASB Statement No.157” (“FSP FAS 157-2”), which delays the effective date of SFAS 157 for all nonfinancial assets and nonfinancial liabilities, except those that are recognized or disclosed at fair value in the financial statements on a recurring basis (at least annually). FSP FAS 157-2 partially defers the effective date of Statement 157 to fiscal years beginning after November 15, 2008, and interim periods within those fiscal years for items within the scope of this FSP. The Company will adopt SFAS 157 in 2008, except as it applies to those nonfinancial assets and nonfinancial liabilities as noted in FSP FAS 157-2. The partial adoption of SFAS 157 in 2008 is not expected to have a material impact on the Company’s consolidated financial position, cash flows and results of operations. The Company is still evaluating the impact of the remaining SFAS 157 on its consolidated financial position, cash flows and results of operations.

A. Operating Results
Net revenues

	Years ended December 31,
	2007		2006		2005		% of Change
	(in thousands, except percentages)
							YOY	YOY
							07 & 06	06 & 05
Net Revenues
Advertising	$168,926	69%	$120,067	56%	$84,999	44%	41%	41%
Non-advertising:
MVAS	70,489	29%	86,257	41%	98,070	51%	-18%	-12%
Others	6,712	2%	6,530	3%	10,483	5%	3%	-38%

Subtotal	77,201	31%	92,787	44%	108,553	56%	-17%	-15%

Total net revenues	$246,127	100%	$212,854	100%	$193,552	100%	16%	10%

     The year-over-year increase in total net revenues for 2007 and 2006 was 16% and 10%, respectively. This was due to the year-over-year increase in advertising revenues, partially offset by the year-over-year decrease in MVAS revenues. Advertising revenues as a percentage of total net revenues grew to 69% in 2007 from 56% in 2006 and 44% in 2005 while MVAS revenues declined to 29% in 2007 from 41% in 2006 and 51% in 2005.
     Advertising. Advertising revenues grew 41% year-over-year in 2007 and in 2006. Advertising revenues from China accounted for 98% of our total advertising revenues in 2007, compared to 97% and 96% of our total advertising revenues for 2006 and 2005, respectively. Total number of advertisers in China was approximately 1,080 in 2007, compared to approximately 980 and 790 in 2006 and 2005, respectively. Average revenue per advertising customer in China was approximately $150K in 2007, as compared to approximately $120K and $100K in 2006 and 2005, respectively. Our top ten customers in aggregate generated approximately 16%, 16% and 15% of our advertising revenues in the PRC in 2007, 2006 and 2005, respectively. Automobile, real estate and information technology were our top three advertising sectors, accounting in aggregate for approximately 52%, 53% and 47% of our advertising revenues for 2007, 2006 and 2005, respectively. The key sectors contributing to our advertising growth in 2007 included automobile, financial and fast moving consumption goods.
     Non-advertising. Non-advertising revenues consist of MVAS and, to a lesser extent, fee-based revenues. MVAS revenues declined 18% and 12% year-over-year in 2007 and 2006, respectively, which was the primary reason for the declines of non-advertising revenues in 2007 and 2006.
     MVAS

	Years ended December 31,
	2007		2006		2005		% of Change
	(in thousands, except percentages)
							YOY	YOY
							07 & 06	06 & 05
2.0G products	$55,404	79%	$73,665	85%	$83,745	85%	-25%	-12%
2.5G products	15,085	21%	12,592	15%	14,325	15%	20%	-12%

Total MVAS revenues	$70,489	100%	$86,257	100%	$98,070	100%	-18%	-12%

     Revenues from 2.0G products, mostly SMS, IVR, CRBT, decreased 25% and 12% year-over-year in 2007 and 2006, respectively. SMS is the largest component of our MVAS and is the primarily factor for the year-over-year declines in MVAS revenues. Revenues from SMS were $35.8 million, $55.4 million and $71.5 million or 51%, 64% and 73% of total MVAS revenues in 2007, 2006 and 2005, respectively. The declines in SMS revenues in 2007 and 2006 were largely due to higher churn rates by our monthly subscription users, less effective means to recruit new users and, in general, tightening operator policies and regulatory environment in China. IVR revenues were $15.5 million, $15.0 million and $7.4 million or 22%, 17% and 7% of total MVAS revenues in 2007, 2006 and 2005, respectively. The year-over-year growth of IVR revenues in 2006 was due to increased promotion and $3.6 million from the addition of IVR service with China Telecom. Revenues from CRBT increased 32% to $4.1 million in 2007 as a result of increased marketing efforts. It declined 35% in 2006 due to less marketing efforts.
     Revenues from 2.5G products, including MMS, WAP and Kjava, increased 20% year-over-year in 2007 while declining 12% year-over-year in 2006. MMS increased 7% in 2007 to $4.0 million but declined 41% in 2006. The year-over-year decrease in 2006 was mainly due to certain changes by China Mobile, including the switch to a new billing platform as well as policy changes on monthly subscription service. WAP revenues increased 10% year-over-year to $6.4 million in 2007, compared to a decline of 1% year-over-year in 2006. The increase in WAP revenues in 2007 was mainly due to higher ranking of the Company on the China Mobile Monternet portal. Kjava grew 55% year-over-year to $4.7 million in 2007, compared to a 41% increase in 2006. The increases in Kjava revenues were mainly due to increased game offerings, sales channel and general market demand.
     In the past, operators have made significant changes to their policies on mobile value-added services in accordance with policy derivatives from MII. The policy changes by the operators have significantly reduced our ability to acquire new MVAS subscribers and increased churn rate of our existing monthly MVAS subscribers. In addition, our MVAS business has been impacted by other regulatory arms in China, such as SARFT. The key policy changes made by operators in 2006 and 2007 included the following:
     • In July 2006, China Mobile made significant changes to their policy on subscription-based MVAS, which were intended to address a number of issues, including reducing subscriber complaints, increasing customer satisfaction and promoting healthy development of MVAS industry in China. The key changes include requiring double confirmations on new MVAS subscriptions as well as sending SMS reminders to existing monthly subscribers of SMS, MMS and WAP to inform them of their MVAS subscriptions and fee information. In September 2006, China Unicom began enforcing double confirmations on new subscription services. We have not been able to estimate the impact of these policy changes on our results of operations, cash flows and financial conditions, but believe it has reduced and will continue to significantly reduce our ability to acquire new monthly MVAS subscribers and increase the churn rate of our existing monthly MVAS subscribers. Revenues from subscription-based MVAS in 2007 accounted for approximately 37 % of our total MVAS revenues.
     • In August 2007, the MII tightened the regulations over direct advertising in China. This change reduced the effectiveness of our direct advertising on MVAS and increased the difficulties of new user recruitment. We have not been able to estimate the impact of such changes on our results of operations, cash flows and financial condition, but believe it has had and will continue to have a significant negative impact to our MVAS business. Revenues from direct-advertising-based MVAS in 2007 accounted for approximately 24 % of our total MVAS revenues.
     • In April 2007, China Unicom changed its service fee settlement method with service providers from estimated collection to actual collection. As a result of the switch, fee settlement, based on the receipt of billing statement, with China Unicom has taken up to four months, which has negatively impacted our cash flow. In addition, if we are unable to rely on historical confirmation rates from China Unicom as a result of the change in fee settlement method, we may need to defer recognition of such revenues until the billing statements are received. Revenues billed via China Unicom in 2007 were $16.7 million.
     • In July 2007, China Mobile began implementing a score and ranking system that attempts to reward service providers based on certain factors, such as revenue size, revenue growth rate and user complaint volume. A low score or ranking by any of our mobile entities would significantly result in a negative impact to our results of operations, cash flows and financial condition. Revenues billed via China Mobile in 2007 were $51.6 million.
     • In December 2007, the MII unified the dialing codes of each service provider by adding a four-digit code to each service provider’s product. This complicates the purchasing process of MVAS and may reduce the effectiveness of our direct advertising and increase the difficulties of new user recruitment. We are unable to estimate the impact of such changes on our results of operations, cash flows and financial condition at this time.
     Operators, such as China Mobile and China Unicom, and governmental bodies, such as the MII and SARFT, may announce additional measures or regulations in the future, which may adversely impact on our results of operations, cash flows and financial condition. We are in the process of developing and promoting new products that we believe are not subject to recent policy and regulations changes made by operators and governmental bodies. However, there is no guarantee that we will be able to develop any such new products, that any such products will achieve market acceptance or that such products will not be affected by future changes in rules and regulations.
     Other non-advertising revenues
     Other non-advertising revenues include enterprise services such as paid search and directory listings, e-commerce and other fee-based services, such as paid email services and causal games. Other non-advertising revenues increased 3% in 2007 and decreased 38% in 2006. The year-over-year decrease in other non-advertising revenues in 2006 was mainly due to revenue declines from paid search and directory listings, loss of revenues from the sale of our online hotel-booking business in the third quarter of 2005 and the sale of our interest in an online auction joint venture in the fourth quarter of 2005. Revenues from paid search and directory listings accounted for 41%, 55% and 58% of our other non-advertising revenues in 2007, 2006 and 2005, respectively.
Costs of revenues

	Years ended December 31,
	2007	2006	2005	% of Change	% of Change
				YOY 07 & 06	YOY 06 & 05
	(In thousands, except percentages)
Costs of revenues:
Advertising	$63,466	$42,529	$27,627	49%	54%
Non-advertising:
MVAS	29,339	34,255	33,814	-14%	1%
Other	1,897	2,626	1,666	-28%	58%

Subtotal	31,236	36,881	35,480	-15%	4%

Total costs of revenues	$94,702	$79,410	$63,107	19%	26%

     Costs of revenues increased 19% and 26% year-over-year in 2007 and 2006, respectively. The increases were mainly contributed by higher costs of advertising revenues.
     Advertising. Costs of advertising revenues primarily consist of expenses associated with the production of our web sites, which include fees paid to third parties for Internet connection, content and services, personnel-related costs and equipment depreciation expenses associated with our web site production. Costs of advertising revenues also include the business taxes on advertising sales in the PRC. Business taxes, surcharges and cultural business construction fees levied on advertising sales account for approximately 8.5% of the advertising revenues in China.
     Costs of advertising revenues increased 49% and 54% year-over-year in 2007 and 2006, respectively. Compared to 2006, content fees increased $4.3 million in 2007, Internet connection costs associated with the additional bandwidth increased $5.0 million, web production costs increased $6.2 million, driven by an increase in web production personnel, and business taxes increased $4.6 million, which was associated with higher advertising revenues. Compared to 2005, content fees increased $2.8 million in 2006, Internet connection costs associated with the additional bandwidth increased $2.6 million, web production costs increased $4.1 million, driven by an increase in web production personnel, and business taxes increased $3.4 million, which was associated with higher advertising revenues. These increases were driven by the need to provide additional resources to support our web traffic and advertising revenue growth. Costs of advertising revenues for 2007 and 2006 included stock-based compensation of $1.8 million and $1.7 million, respectively, as a result of the adoption of SFAS 123R on January 1, 2006.
     Non-advertising. Costs of non-advertising revenues consist mainly of fees paid to third-party operators for their services relating to the collection of our MVAS revenues and for using their transmission gateways and fees or royalties paid to third-party content providers for services and contents associated with our MVAS. Costs of non-advertising revenues also include business taxes and surcharges levied on non-advertising sales in the PRC. Business taxes and surcharges levied on non-advertising revenues are approximately 3.3% for mobile related revenues and 5.5% for other non-advertising revenues.
     Costs of MVAS revenues decreased 14% year-over-year in 2007 and increased 1% year-over-year in 2006. Fees retained by or paid to operators for 2007, 2006 and 2005 were $16.5 million, $24.7 million and $24.7 million, respectively, or 23%, 29% and 25%, respectively, of our MVAS revenues. Fees paid to third party content providers and channel distributors for 2007, 2006 and 2005 were $11.4 million, $7.6 million and $6.3 million, respectively, or 16%, 9% and 6%, respectively, of our MVAS revenues.
     Historical cost of MVAS revenue trends may not be indicative of future results, as the operators in China have made changes to the way service fees are charged. For example, starting in January 2007, we were required to switch from using our own platform for the delivery of IVR services to that of China Mobile. Consequently, China Mobile’s service fees for IVR increased from 15% to 30%. China Mobile, China Unicom and other operators may further change their fee policies, which may have a material and adverse impact to our results of operation, financial position and cash flow.
     Costs of other non-advertising revenue also include costs for providing our enterprise services and other fee-based services. For 2006, costs of other non-advertising revenues include a $1.1 million write-off of prepaid royalty related to our iGame based on management’s assessment of the game business.

Gross profit margins

	Years ended December 31,
	2007	2006	2005
Gross profit margins:
Advertising	62%	65%	67%
Non-advertising:
MVAS	58%	60%	66%
Other	72%	60%	84%
Subtotal	60%	60%	67%
Overall	62%	63%	67%
     Overall gross margin decreased one percentage point year-over-year to 62% for 2007 and dropped four percentage points year-over-year to 63% for 2006.
     Advertising. The year-over-year decrease in advertising gross profit margin in 2007 and 2006 was primarily due to the increased investment in our web site production and Internet connection. In addition, starting January 1, 2006, we began to expense stock-based compensation pursuant to SFAS 123R. Stock-based compensation for 2007 and 2006 both accounted for approximately 1% of our advertising revenues. We expect to continue to increase our investments in the production of web content and Internet connection in absolute dollars to maintain our competitiveness.
     Non-advertising. The majority of the costs associated with non-advertising revenues are variable costs. Gross margin for non-advertising revenues remained flat at 60% in 2007 but decreased seven percentage points year-over-year to 60% for 2006. Gross margin for MVAS decreased two percentage points and six percentage points, respectively, year-over-year in 2007 and 2006. These decreases were mainly driven by the increased transmission and content provision and channel distribution costs as a percentage of our MVAS revenues. We expect further increases in fees paid to operators and content providers as a percentage of MVAS revenues, which will result in continuing decline in MVAS gross margin in the future.
Operating expenses

	Years ended December 31,
	2007		2006		2005		% of change
	(In thousands, except percentages)
		% of net		% of net		% of net	YOY	YOY
		revenues		revenues		revenues	07 & 06	06 & 05
Sales and marketing expenses	$50,555	21%	$49,972	23%	$51,690	27%	1%	-3%
Product development expenses	$21,942	9%	$19,573	9%	$15,268	8%	12%	28%
General and administrative expenses	$26,738	11%	$27,172	13%	$18,820	10%	-2%	44%
     Sales and marketing expenses. Sales and marketing expenses consist primarily of compensation expenses, sales commissions, advertising and promotional expenditures and travel expenses. The year-over-year increase in sales and marketing expenses in 2007 was primarily due to sales commissions increasing $0.9 million and corporate branding spending increasing $2.1 million, which was partially offset by a decline of $1.2 million in promotional expenditures from the MVAS business. The year-over-year decrease in sales and marketing expenses in 2006 was primarily due to a $7.5 million decline in promotional expenditures from the MVAS business, partially offset by an increase of $2.0 million in corporate branding spending, and an increase of $3.0 million in payroll-related expenses, such as sales commissions from the advertising business and bonuses. Marketing expenses related to MVAS were $12.5 million, $13.7 million and $21.2 million for 2007, 2006 and 2005, respectively. Stock-based compensation expenses were $1.2 million and $1.5 million for 2007 and 2006, respectively, as a result of the adoption of SFAS 123R on January 1, 2006.
     Product development expenses. Product development expenses consist primarily of personnel-related expenses incurred for the enhancement to and maintenance of our web sites as well as costs associated with new product development and enhancement for products such as blog, video podcasting, email and search engine. The year-over-year increases for 2007 were primarily due to an increase of $1.4 million in depreciation expenses resulting from additional purchases of capital equipment and the year-over-year increases for 2006 were primarily due to an increase $2.5 million in personnel-related expenses. Product development expenses in 2007 and 2006 also included stock-based compensation of $1.6 million and $1.8 million, respectively. We expect our product development expenses to continue to increase in absolute dollars in the near future.

     General and administrative expenses. General and administrative expenses consist primarily of personnel compensation costs, professional service fees, and provisions for doubtful accounts. Our general and administrative expenses also include expenses relating to the transfer of the economic benefits generated from our VIEs in the PRC to our subsidiaries, which were $6.7 million, $5.9 million and $5.0 million for 2007, 2006 and 2005, respectively.
     The year-over-year decrease in 2007 was mainly due to a decrease of $0.7 million in bonus expenses and a decrease of $0.6 million in professional fees partially offset by an increase of $0.8 million in expenses relating to the transfer of the economic benefits generated from our VIEs in the PRC to our subsidiaries. The year-over-year increase in 2006 was mainly due to the increase of $2.9 million in provision for doubtful accounts, as a result of the increase in advertising revenues, an increase of $0.9 million in expenses relating to the transfer of the economic benefits generated from our VIEs in the PRC to our subsidiaries, and an increase of $1.1 million in personnel-related expenses, partially offset by a decrease of $1.5 million in professional fees. Stock-based compensation expenses were $4.1 million and $4.4 million for 2007 and 2006, respectively.
     Amortization of intangible assets. Amortization of intangibles was approximately $1.2 million, or less than 1% of total net revenues, in 2007, compared with $1.8 million, or 1%, in 2006 and $3.2 million, or 2%, in 2005. As of December 31, 2007, the net carrying amount of our intangible assets represents purchased technology, which is being amortized over its useful life through 2014. See Note 2 to the Consolidated Financial Statements for further information on intangible assets, including estimates of amortization expenses for future periods.
Interest and other income

	Years ended December 31,
	2007	2006	2005
	(In thousands)
Interest Income	$11,522	$8,510	$6,551
Other Income	1,209	39	—

	$12,731	$8,549	$6,551

     The year-over-year increases on interest income in 2007 and 2006 were due to higher balances of cash, cash equivalent and short-term investments as well as higher interest rates overall in 2007 and 2006. Other income mainly represents net transaction gain or loss on our foreign currency transactions.
Amortization of convertible debt issuance cost
     As a result of our issuance of zero-coupon, convertible, subordinated notes in July 2003, we recorded convertible debt issuance cost of approximately $2.7 million. This amount was amortized on a straight-line basis over four years ending in June 2007. The amortization expense for 2007, 2006 and 2005 was $0.3 million, $0.7 million and $0.7 million, respectively.
Gain on sale of business and equity investments, net
     The following summarizes the gain and (loss) on the sale of business and investments:

	Years ended December 31,
	2007	2006	2005
	(In thousands)
Bravado	$—	$161	$1,487
COAL	—	—	2,649
Shanghai NC Soft	—	2,006	—
Others	830	(134)	—

	$830	$2,033	$4,136

% of total net revenues	*	1%	2%

*	Less than 1%
     During the third quarter of 2005, we sold our online hotel business Bravado Investments Limited “Bravado” to Elong Inc. Total gain from the sale was $1.6 million. During the fourth quarter of 2005, we sold our 33% interest in COAL (a.k.a. 1Pai.com), an online auction joint venture with Yahoo!, to Alibaba.com, and recorded a gain of $2.6 million from the sale. During second quarter of 2006, we sold our 51% interest in Shanghai NC SINA, a game joint venture with NC Soft, to NC Soft, and recorded a gain of $2.0 million from the sale. During the second quarter of 2007, we sold our equity investment in a private company and recorded a gain of $0.8 million from the sale.
Loss on equity investments, net
     The following summarizes our share of income (loss) from our equity investments:

	Years ended December 31,
	2007	2006	2005
	(In thousands)
COAL	$—	$—	$(2,187)
Shanghai NC Soft	—	(108)	33
Others	—	(582)	(656)

	$—	$(690)	$(2,810)

% of total net revenues	*	*	(1%)

*	Less than 1%
Provision for income taxes

	Years ended December 31,
	2007	2006	2005
	(In thousands)
Current income tax provision	$6,030	$4,401	$2,671
Deferred income tax	474	(350)	(261)

Total	$6,504	$4,051	$2,410

Income subject to China operation	$70,167	$56,128	$51,874
Effective tax rate for China operation	9%	7%	5%
     Based on our current operating structure and preferential tax treatments available to us in China, the effective income tax rate for our China operation in 2007 was 9%. The increase in effective income tax rate from 5% in 2005 to 7% in 2006 was due to the phasing out of tax holidays of certain of our legal entities, while the increase to 9% in 2007 was primarily due to higher taxable income generated by higher tax rate entities. The EIT Law and the Implementing Rules became effective as of January 1, 2008. Although many implementation issues of the EIT Law remain unclear, based on our current understanding of the EIT Law, we expect significantly higher effective tax rate in the future.
     Prior to the EIT Law, our subsidiaries and VIEs were governed by the Previous IT Law and were generally subject to enterprise income tax at a statutory rate of 33% (30% state income tax plus 3% local income tax). The EIT Law supplemented by the Implementing Rules supersedes the Previous IT Law and unifies the enterprise income tax rate for FIEs and domestic enterprises at 25%. New and high technology enterprises will continue to enjoy a preferential tax rate of 15%, but must meet the criteria defined under the EIT Law and related regulations. The EIT Law provides a five-year transitional period for certain entities that had enjoyed a favorable income tax rate of less than 25% under the Previous IT Law and was established before March 16, 2007, during which period the applicable enterprises income tax rate shall gradually increase to 25%. In addition, the EIT Law provides grandfather treatment for new and high technology enterprises that received special tax holidays under the Previous IT Law, which allows them to continue to enjoy their tax holidays until expiration. Most of our FIEs’ operations in China would enjoy an effective income tax rate of 7.5% in 2008 under the Previous IT Law and some of our VIEs would enjoy a favorable income tax rate of less than 25% under the Previous IT Law. The Company’s ultimate effective tax rate starting in 2008 will depend on many factors, including but not limited to, whether certain of the Company’s FIEs in China will receive the new and high technology enterprise status under the EIT Law. If the Company’s FIEs fail to receive the new and high technology enterprise status, the Company’s PRC consolidated effective tax rate may increase significantly to as high as 27%.
     The EIT Law also provides that enterprises established under the laws of foreign countries or regions but whose “de facto management body” is located in the PRC be treated as a resident enterprise for PRC tax purposes and consequently be subject to the PRC income tax at the rate of 25% for its global income. The Implementing Rules of the EIT Law merely defines the location of the “de facto management body” as “the place where the exercising, in substance, of the overall management and control of the production and business operation, personnel, accounting, properties, etc., of a non-PRC company is located.” The determination of tax residency requires a review of surrounding facts and circumstances of each case. If SINA is treated as a resident enterprise for PRC tax purposes, SINA will be subject to PRC tax on worldwide income at a uniform tax rate of 25% starting from January 1, 2008.

     The EIT Law also imposes a 10% withholding income tax on dividends generated on or after January 1, 2008 and distributed by a resident enterprise to its foreign investors, if such foreign investors are considered as non-resident enterprise without any establishment or place within China or if the received dividends have no connection with such foreign investors’ establishment or place within China, unless such foreign investor’s jurisdiction of incorporation has a tax treaty with China that provides for a different withholding arrangement. Such withholding income tax was exempted under the Previous IT Law. The Cayman Islands, where we are incorporated, does not have such a tax treaty with China. According to the arrangement between Mainland China and Hong Kong Special Administrative Region on the Avoidance of Double Taxation and Prevention of Fiscal Evasion in August 2006, dividends paid by an FIE to its foreign investors in Hong Kong will be subject to withholding tax at a rate of no more than 5% (if the foreign investor owns directly at least 25% of the shares of the FIE). A majority of our subsidiaries in China are directly invested and held by Hong Kong registered entities. If we are regarded as a non-resident enterprise and our Hong Kong entities are regarded as resident enterprises, then our Hong Kong entities may be required to pay a 10% withholding tax on any dividends payable to us. If our Hong Kong entities are regarded as non-resident enterprises, then our subsidiaries in China will be required to pay a 5% withholding tax for any dividends payable to our Hong Kong entities. In either case, the amount of funds available to us, including the payment of dividends to our shareholders, could be materially reduced. In addition, because there remains uncertainty regarding the interpretation and implementation of the EIT Law and its Implementing Rules, if we are regarded as a PRC resident enterprise, we cannot guarantee that any dividends to be distributed by us to our non-PRC shareholders will not be subject to a withholding tax, nor can we guarantee that any gains realized by such non-PRC shareholders from the transfer of our shares will not be subject to a withholding tax. If we are required under the EIT Law to withhold PRC income tax on our dividends payable to our non-PRC shareholders or any gains realized by our non-PRC shareholders from transfer of the shares, their investment in our shares may be materially and adversely affected. Accordingly, the Company may decide not to distribute its retained earnings and maintain such cash onshore to reinvest in its PRC operations.
     During 2007, we reassessed our deferred tax assets assuming the 25% effective tax rate under the EIT Law. Historically, deferred tax assets were calculated using old statutory rate 33% or applicable preferential rates of 7.5% or 15% of the respective legal entities. As a result of the reassessment, we wrote down $0.4 million in deferred tax assets in the first quarter of 2007.
     Our VIEs are wholly owned by our employees and controlled by us through various contractual arrangements. To the extent that these VIEs have undistributed after-tax net income, we have to pay taxes on behalf of its employees when dividends are distributed from these local entities in the future. Such dividend tax rate is 20%.
     For further information on our tax structures and inherent risks see “If tax benefits available to us in China are reduced or repealed, our results of operations could suffer significantly and your investment in our shares may be adversely affected.” under Risk Factors in Part I Item 1A. See also Note 8 — “Income Taxes” to the Consolidated Financial Statements for further discussion on income taxes.
B. Liquidity and Capital Resources

	As of December 31
	2007	2006	2005
	(In thousands)
Cash and cash equivalents and short-term investments	$477,999	$362,751	$300,689
Working capital	$377,608	$267,116	$297,910
Shareholder’s equity	$494,976	$387,813	$319,622
     We have funded our operations and capital expenditures primarily using the $97.5 million raised through the sale of preference shares, the $68.8 million raised from the sale of ordinary shares in the initial public offering and the $97.3 million raised from the sale of zero-coupon, convertible, subordinated notes in July 2003, as well as cash generated from operations.
     On July 7, 2003, we issued $100 million aggregate amount of zero-coupon, convertible, subordinated notes (the “Notes”) due 2023 in a private offering, which resulted in net proceeds to us of approximately $97.3 million. The Notes were issued at par and bear no interest. The Notes are convertible into our ordinary shares, upon satisfaction of certain conditions, at an initial conversion price of $25.79 per share, subject to adjustments for certain events. Upon conversion, we have the right to deliver cash in lieu of ordinary shares, or a combination of cash and ordinary shares. During 2007, one million dollars of the Notes were converted as SINA ordinary shares, resulting in a balance of $99.0 million in outstanding Notes as of December 31, 2007. We may redeem for cash all or part of the Notes on or after July 15, 2012, at a price equal to 100% of the principal amount of the Notes. The purchasers may require us to repurchase all or part of the Notes for cash on July 15 annually from 2007 through 2013, and on July 15, 2018, and upon a change of control, at a price equal to 100% of the principal amount of the Notes. Based on the circumstances and information provided to us as of December 31, 2007, we do not believe that it is likely the purchasers will require us to repurchase the Notes in 2008. We filed a Registration Statement on Form S-3 for the resale of the Notes and the ordinary shares issuable upon conversion of the Notes, which Registration Statement is no longer effective.

     One of the conditions for conversion of the Notes to SINA ordinary shares is that the sale price (defined as closing per share sales price) of SINA ordinary shares reaches a specified threshold for a defined period of time. The specified thresholds are i) during the period from issuance to July 15, 2022, if the sale price of SINA ordinary shares, for each of any five consecutive trading days in the immediately preceding quarter, exceeds 115% of the conversion price per ordinary share, and ii) during the period from July 15, 2022 to July 15, 2023, if the sale price of SINA ordinary shares on the previous trading day is more than 115% of the conversion price per ordinary share. The closing price of our ordinary shares on December 31, 2007, the last trading day of 2007, was $44.31. For the quarter ended December 31, 2007, the sale price of SINA ordinary shares exceed 115% of the conversion price per ordinary share for five consecutive trading days. The Notes are therefore convertible into SINA ordinary shares for the quarter ending March 31, 2008 in accordance with threshold (i) described above. Upon a purchaser’s election to convert the Notes in the future periods, we have the right to deliver cash in lieu of ordinary shares, or a combination of cash and ordinary shares.
     As of December 31, 2007, we had $478.0 million in cash and cash equivalents and short-term investments to meet the future requirements of our operating activities. We believe that our existing cash, cash equivalents and short-term investments will be sufficient to fund our operating activities, capital expenditures and other obligations for at least the next twelve months. However, we may sell additional equities or obtain credit facilities to enhance our liquidity position or to increase our cash reserve for future acquisitions. The sale of additional equity would result in further dilution to our shareholders. The incurrence of indebtedness would result in increased fixed obligations and could result in operating covenants that would restrict our operations. We cannot assure you that financing will be available in amounts or on terms acceptable to us, if at all.
     The following tables set forth the movements of our cash and cash equivalents for the periods presented.

	Years ended December 31,
	2007	2006	2005
	(In thousands)
Net cash provided by operating activities	$89,065	$63,097	$58,273
Net cash used in investing activities	(5,857)	(850)	(133,810)
Net cash provided by financing activities	19,037	9,979	7,015
Effect of exchange rate changes on cash and cash equivalents	6,244	2,541	3,164

Net increase (decrease) in cash and cash equivalents	108,489	74,767	(65,358)
Cash and cash equivalents at beginning of period	163,177	88,410	153,768

Cash and cash equivalents at end of period	$271,666	$163,177	$88,410

   Operating activities
     Net cash provided by operating activities for 2007 was $89.1 million. This was attributable to our net income of $57.7 million, adjusted by non-cash related expenses including depreciation of $13.4 million, stock-based compensation of $8.7 million, amortization of intangible assets of $1.2 million, allowance for doubtful accounts of $5.3 million, amortization of convertible debt issuance cost of $0.3 million, and a net increase in cash from working capital items of $2.7 million, offset by gains from the sale of investments of $0.8 million. The net increase in working capital items was mainly due to increase in account receivables which resulted from the significant increase in our advertising revenues during 2007, partially offset by the increase in income tax payable and accrued liabilities for items such as ad agency rebates, content fees, bandwidth costs, sales commissions, bonuses, and marketing expenses.
     Net cash provided by operating activities for 2006 was $63.1 million. This was attributable to our net income of $39.9 million, adjusted by non-cash related expenses including depreciation of $9.9 million, stock-based compensation of $9.5 million, amortization of intangible assets of $1.8 million, allowance for doubtful accounts of $5.0 million, amortization of convertible debt issuance cost of $0.7 million, and net losses from equity investments of $0.7 million, offset by gains from the sale of businesses and investments of $2.0 million and a net decrease in cash from working capital items of $2.2 million. The net decrease in working capital items was mainly due to increase in account receivables which resulted from the significant increase in our advertising revenues during 2006, partially offset by the increase in income tax payable and accrued liabilities such as sales rebates, content fees, bandwidth costs, sales commission, bonuses, and overall marketing expenses.
     Net cash provided by operating activities for 2005 was $58.3 million. This was attributable to our net income of $43.1 million, adjusted by non-cash related expenses including depreciation of $9.6 million, amortization of intangible assets of $3.2 million, an impairment charge on investment in Tidetime Sun of $3.2 million, allowance for doubtful accounts of $2.3 million, amortization of convertible debt issuance cost of $0.7 million, and net losses from equity investments of $2.8 million, offset by a gain from the sale of business of $4.1 million and a net decrease in cash from working capital items of $2.3 million. The decrease in working capital items was mainly due to decrease in accrued liabilities such as customer advance, withholding tax from employees and sales rebates offset by decreased accounts receivable and prepaid expenses and other current assets. The decrease in account receivables resulted from better collection.
   Investing activities
     Net cash used in investing activities for 2007 was $5.9 million. This was due to equipment purchases of $12.2 million and investment in a private company of $1.3 million. This was partly offset by the net proceeds from the maturities of short-term investments of $5.6 million and the sales of equity investment of $2.0 million.
     Net cash used in investing activities for 2006 was $0.9 million. This was due to equipment purchases of $14.1 million and additional consideration related to Crillion acquisition of $11.3 million. This was partly offset by the net proceeds from the maturities of short-term investments of $18.0 million, the sales of equity investments of $5.3 million, Bravado of $0.6 million and Tidetime Sun of $0.6 million.
     Net cash used in investing activities for 2005 was $133.8 million. This was due to the net purchase of short-term investments of $90.5 million, additional considerations related to acquisitions of Bravado, Crillion and Davilhill totaling $26.1 million, equipment purchases of $15.4 million and additional equity investments of $3.0 million. This was partly offset by the proceeds of $1.7 million from the sale of Bravado.
   Financing activities
     Net cash provided by financing activities for 2007, 2006 and 2005 was $19.0 million, $10.0 million and $7.0 million, respectively, and was primarily related to the proceeds from the exercise of share options.
C. Research and Development, Patents and Licenses, etc.
     Not applicable.
D. Trend Information
     Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the period from January 1, 2007 to December 31, 2007 that are reasonably likely to have a material adverse effect on our net revenues, income, profitability, liquidity or capital resources, or that caused the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.
E. Off-Balance Sheet Arrangements
     We have not entered into any financial guarantees or other commitments to guarantee the payment obligations of any unconsolidated third parties. In addition, we have not entered into any derivative contracts that are indexed to our shares and classified as shareholders’ equity, or that are not reflected in our consolidated financial statements. Furthermore, we do not have any retained or contingent interest in assets transferred to an unconsolidated entity that serves as credit, liquidity or market risk support to such entity. Moreover, we do not have any variable interest in any unconsolidated entity that provides financing, liquidity, market risk or credit support to us or engages in leasing, hedging or research and development services with us.
F. Contractual Obligations
     The following table sets forth our contractual obligations as of December 31, 2007:

	Payments due by period
		Less than one	One to	Three to	More than
	Total	year	three years	five years	five years
	( In thousands)
Operating lease obligations	$7,333	$4,691	$2,642	$—	$—
Purchase commitments	43,232	34,029	8,724	434	45

Total contractual obligations	$50,565	$38,720	$11,366	$434	$45

     Operating lease obligations include the commitments under the lease agreements for our office premises. We lease office facilities under non-cancelable operating leases with various expiration dates beginning 2005 through 2010. Rental expenses for the years ended December 31, 2007, 2006 and 2005 were $4.9 million, $3.6 million and $3.1 million, respectively. Based on the current rental lease agreements, future minimum rental payments required as of December 31, 2007 are $4.7 million, $2.6 million and $77,000 for the years ending December 31, 2008, 2009 and 2010, respectively. The majority of the commitments are from our office lease agreements in the PRC.
     Purchase commitments mainly include minimum commitments for Internet connection fees associated with web site production, content fees associated with web site production and MVAS, advertising serving services and marketing activities.
     There are uncertainties regarding the legal basis of our ability to operate an Internet business and telecom value-added services in China. Although the country has implemented a wide range of market-oriented economic reforms, the telecommunication, information and media industries remain highly regulated. Not only are such restrictions currently in place, but in addition regulations are unclear as to in which specific segments of these industries companies with foreign investors, including us, may operate. Therefore, we might be required to limit the scope of our operations in China, and this could have a material adverse effect on our financial position, results of operations and cash flows.
     For a discussion of lawsuits, please refer to “Item 8. Financial Information – A. Consolidated Statements and Other Financial Information – Legal Proceedings.”

Item 8. Financial Information
A. Consolidated Statements and Other Financial Information
     We have appended consolidated financial statements at the end of this Annual Report filed as part of this Annual Report.
Legal Proceedings
     As of the date the Company filed the Original Form 20-F, there are no legal or arbitration proceedings that have had in the recent past, or to the Company’s knowledge, may have, significant effects on the Company’s financial position or profitability.
Dividend Policy
     The Company has not declared nor paid any cash dividends on its common shares in the past and has no plans to do so in the foreseeable future.
B. Significant Changes
     In February, 2008, we moved our business and operations related to our real-estate and home decoration channels into a new subsidiary of the Company. The new subsidiary entered into a 10-year licensing agreement with eHouse, whereby eHouse will provide its CRIC database to our new subsidiary to support its business-to-customer website targeted at real estate and home decoration consumers. Both SINA and eHouse will each contribute $2.5 million cash into the Company’s new subsidiary. In return, SINA and

eHouse will receive 66% and 34% interest, respectively, in the Company’s subsidiary.
Item 10. Additional Information
A. Share Capital
     Not applicable.
B. Memorandum and Articles of Association
     The following summarizes certain terms and provisions contained in our amended and restated memorandum and articles of association. This summary is not complete, and you should read our amended and restated memorandum and articles of association, which were filed as Exhibits 3.1 and 3.2 to our Annual Report on Form 10-K filed on March 16, 2005.
   Register, Entry Number and Objects
     The registered office of the Company is c/o Maples and Calder Limited, Ugland House, P.O. Box 309, Grand Cayman, KY1-1104, Cayman Islands. The Company was incorporated as an exempted company under the laws of the Cayman Islands on 9 July 1997 and its incorporation number is 74902. The objects for which the Company is established are unrestricted.
   Directors
     A director may contract with the Company, provided that such director shall, if his interest in such contract or arrangement is material, declare the nature of his interest at the earliest meeting of the board of directors at which it is practicable for him to do so. A director shall not be entitled to vote on (nor shall be counted in the quorum in relation to) any resolution of the board of directors in respect of any contract or arrangement or any other proposal whatsoever in which he has any material interest, and if he shall do so his vote shall not be counted (nor is he to be counted in the quorum for the resolution), provided that this prohibition shall not apply to certain matters including: (i) the giving of any security or indemnity, either to the director in respect of money lent or obligations incurred by him at the request of or for the benefit of the Company or any of its subsidiaries, or to a third party in respect of a debt or obligation of the Company or any of its subsidiaries for which the director has himself assumed responsibility under a guarantee or indemnity or by the giving of security; (ii) any proposal concerning an offer of securities of or by the Company or any other company which the Company may promote or be interested in for subscription or purchase where the director is or is to be interested as a participant in the underwriting or sub-underwriting of the offer; (iii) any proposal concerning any other company in which the director is interested only, whether directly or indirectly, as an officer or executive or shareholder or in which the director is beneficially interested in the shares of that company, provided that, he, together with any of his associates is not, beneficially interested in five percent or more of the issued shares of any class of such company (or of any third company through which his interest is derived) or of the voting rights; (iv) any proposal or arrangement concerning the benefit of employees of the Company or any of its subsidiaries;, or (v) any contract or arrangement in which the director is interested in the same manner as other holders of securities of the Company by virtue only of his interest in securities of the Company. A director may not vote on proposals concerning his own appointment to offices or employments with the Company or any company in which the Company is interested.
     The board of directors may determine the remuneration for the services by the directors. The board of directors may, from time to time and at its discretion, exercise all the powers of the Company to borrow money and to mortgage or charge its undertaking, property and uncalled capital or any part thereof, and may exercise power in such manner and upon such terms and conditions in all respects as it thinks fit.
     There is no age limitation, nor is there any share ownership requirement, for director’s qualification.
   Rights, Preferences and Restrictions of Ordinary Shares
     General. Our share capital is divided into two classes of shares – ordinary shares of par value US$0.133 each and preference shares of par value US$1.00 each. A holder of a class of shares shall, according to the number of shares of that class held by them, have the same rights, privileges and advantages as regards dividends, participation in assets on a winding up, voting at meetings, and other matters, as other holders of that same class of shares.
     Dividend Rights and Rights to Share Profits. All shares of the same class shall rank pari passu with regard to all distributions by way of dividend or otherwise that may be declared by the Company.

     Voting Rights. No person other than a member duly registered and who shall have paid fully for his shares shall be entitled to be present or to vote, or to be reckoned in a quorum, either personally or by proxy at any meeting of shareholders. Voting at any meeting of shareholders is by show of hands unless a poll is duly demanded. On a show of hands, every member who is present in person shall have one vote, and on a poll, every member present in person or by proxy shall have one vote for each share registered in his name in the Company’s register of members. A poll may be demanded by the Chairman of the meeting, at least five shareholder present in person or by proxy, or any shareholder or shareholders present in person or by proxy and representing in the aggregate not less than one-tenth of the total voting rights of all shareholders entitled to vote at the meeting. A written resolution by all shareholders being entitled to attend a meeting of shareholders shall be as valid and effective as if the same had been passed at a duly convened and held meeting of shareholders. No cumulative voting is permitted or required for our board practice of staggered terms as stated in “Item 6. Directors, Senior Management and Employees—C. Board Practices” above.
     All business shall be transacted at meeting of shareholders by shareholders to pass either ordinary resolutions or special resolutions. An ordinary resolution requires the affirmative vote of a simple majority of the votes attaching to the ordinary shares cast in a meeting of shareholders. A special resolution requires the affirmative vote of not less than three-fourths of the votes attaching to the ordinary shares cast in a meeting of shareholders. While ordinary resolution is required for most of business, a special resolution is required for matters such as issuance of redeemable shares, reduction of share capital, removal of a director from office, distribution of asset in liquidation, and amendment of the memorandum and articles in whole or in part.
     Liquidation Rights. If the assets available for distribution in a liquidation are insufficient to repay all of the paid-up capital, such assets shall be distributed so that the losses shall be borne by the shareholders in proportion to the capital paid up or ought to have been paid up, at the commencement of the winding up. If such assets are more than sufficient to repay all of the paid-up capital, the excess shall be distributed among the shareholders in proportion to the capital paid up at the commencement of the winding up.
     Redemption and Repurchase of Shares. The board of directors may from time to time authorize the Company to repurchase all or any portion of the outstanding shares. The Company may, by special resolution, issue shares on the terms that they may be, or at option of the Company or the holders are, liable to be redeemed.
     Calls on Shares and Forfeiture of Shares. The board of directors may from time to time make calls upon shareholders for any amounts unpaid on their shares in a 14-day notice given to such shareholders. The shares that have been called upon and remain unpaid are subject to forfeiture.
   Modification of Rights of Shares
     All or any of the rights attached to any class of shares may be varied or abrogated either with the consent in writing of the holders of three-fourths of the issued shares of that class or with the sanction of a special resolution passed at a general meeting of the holders of the shares of that class.
   Meetings of Shareholders
     The Company shall in each year hold a general meeting as its annual general meeting in addition to any other meeting in that year, and not more than 15 months shall elapse between two annual general meetings.
     The board of directors may, whenever they think fit, convene an extraordinary general meeting. General meetings shall also be convened on the written requisition of any two or more shareholders, or one shareholder which is a recognized clearing house, who held at the date of the deposit of the requisition not less than one-tenth of the paid-up capital of the Company which carries the right of voting at general meetings of the Company. If the board of directors does not within 21 days from the date of the deposit of the requisition proceed duly to convene the general meeting, the requisitionist(s), or any of them representing more than one-half of the total voting rights of all of them, may themselves convene a general meeting, but any such meeting so convened shall not be held after the expiration of three months after the deposit of the requisition.
     Advanced notice of at least 21 days in writing is required for the convening of an annual general meeting and any extraordinary general meeting called for the passing of a special resolution. Advanced notice of at least 14 days in writing is required for the convening of any other shareholders meetings.
     A quorum required for a meeting of shareholders shall be a shareholder or shareholders together holding not less than one-third of the then outstanding shares of the Company’s ordinary shares that are entitled to vote at such meeting.
   Limitations on the Right to Own or to Vote Shares
     There are no limitations on the right to own or to vote our shares.
   Anti-Takeover Provisions
     Any share, including up to 3,750,000 preference shares, may be issued with such preferred, deferred, qualified or other special rights or restrictions, whether in regard to dividend, voting, return of capital or otherwise, and to such persons at such times and for such consideration as the board of directors may determine. No powers shall be taken to freeze or otherwise impair any of the rights attaching to such share by reason only that the person or persons who are interested directly or indirectly therein have failed to disclose their interests to the Company. The preference shares may be issued from time to time in one or more series, and the Board is authorized to determine or alter the number of shares constituting any such series of preference shares.
     The board of directors may also issue warrants to subscribe for any class of shares or other securities of the Company on such terms as the board of directors may from time to time determine.
   Disclosure of Share Ownership
     Our amended and restated memorandum or articles of association do not provide for any ownership threshold above which shareholder ownership must be disclosed.
   Change in Capital
     The Company may at anytime and from time to time by ordinary resolution increase its share capital by the creation of new shares with the number and amount prescribed by such ordinary resolution.
   Amendment of Memorandum and Articles
     The Company may at any time and from time to time by special resolution alter or amend it memorandum of association and articles of association in while or in part subject, in the case of any alteration or amendment which modifies the rights of a class of shares, to consent from holders of that class of shares as more fully set out above.
   Differences in Corporate Law
     Set forth below is a summary of the significant differences between the provisions of the Companies Law (2007 Revision) of the Cayman Islands applicable to the Company and the laws applicable to companies incorporated in the United States and their shareholders.
          Mergers and Schemes of Arrangement. Cayman Islands law does not provide for mergers as that expression is understood under United States corporate law. However, there are statutory provisions that facilitate mergers, reconstructions and amalgations of companies by providing for court sanction of compromises or arrangements between companies and shareholders or creditors or any classes thereof, provided that:
•	a meeting of each relevant class of members or creditors has been convened pursuant to an order of the court;

•	a 75% majority of shareholders or creditors or the relevant class thereof has voted in favor of the scheme; and

•	court approval of the scheme has been obtained.
          While a dissenting shareholder would have the right to express to the court the view that the transaction ought not to be approved, the court can be expected to approve the scheme if it is satisfied that:
•	the statutory provisions as to majority votes have been complied with;

•	the shareholders or creditors have been fairly represented at the meeting in question;

•	the scheme is such as a businessman would reasonably approve; and

•	the scheme is not one that would more properly be sanctioned under some other provision of the Companies Law (2007 Revision) of the Cayman Islands.
          The scheme is then binding on any dissenting shareholders or creditors and the dissenting shareholder would have no rights comparable to appraisal rights available to dissenting shareholders in U.S. corporations, providing rights to receive payment in cash for the judicially determined value of their shares.
          When a take-over offer is made and accepted by holders of 90% of the shares within four months, the offeror may, within a two month period, require the holders of the remaining shares to transfer such shares on the terms of the offer. An objection can be made to the court, but the objection is unlikely to succeed unless there is evidence of fraud, bad faith or collusion.
          Shareholders’ Suits. The general principle applicable in Cayman Islands law is that individual shareholders cannot sue for wrongs done to their company or complain of irregularities in the conduct of their internal affairs. However, shareholders as a group can, in accordance with the articles of association of the company and the provisions of the Companies Law (2007 Revision) of the Cayman Islands, compel the company to act. Where an act complained of is either illegal or ultra vires, or is a fraud upon the minority, or, although regular in form, is unfair and oppressive as against the minority, minority shareholders can bring actions against the company which, where appropriate, may seek to compel the company to bring an action in its name against third parties. The minority shareholder’s only alternative remedy if unfairly prejudiced is to petition the court in the Cayman Islands for the winding up of the company on the grounds that it is just and equitable to do so.
C. Material Contracts
     We have not entered into any material contracts other than in the ordinary course of business and other than those described elsewhere in this annual report on Form 20-F.
D. Exchange Controls
     See “Item 4. Information on the Company—B. Business Overview—Government Regulation and Legal Uncertainties—Classified Regulations—Foreign Exchange.” and “Item 3. Key Information—Risk Factors—Restrictions on paying dividends or making other payments to us bind our subsidiaries and VIEs in China.”
E. Taxation
     The following summary of the material Cayman Islands and United States federal income tax consequences of an investment in our ordinary shares is based upon laws and relevant interpretations thereof in effect as of the date of this annual report, all of which are subject to change. This summary does not deal with all possible tax consequences relating to an investment in our ordinary shares, such as the tax consequences under state, local and other tax laws.
   Cayman Islands Taxation
     According to Maples and Calder, our Cayman Islands counsel, the Cayman Islands currently levies no taxes on individuals or corporations based upon profits, income, gains or appreciation and there is no taxation in the nature of inheritance tax or estate duty. There are no other taxes likely to be material to us levied by the Government of the Cayman Islands except for stamp duties which may be applicable on instruments executed in, or brought within, the jurisdiction of the Cayman Islands. The Cayman Islands is not party to any double tax treaties. There are no exchange control regulations or currency restrictions in the Cayman Islands.
   United States Federal Income Taxation
     The following discussion describes the material United States federal income tax consequences to U.S. Holders (defined below) under present law of an investment in the ordinary shares. This summary applies only to investors that hold the ordinary shares as capital assets and that have the U.S. dollar as their functional currency. This discussion is based on the tax laws of the United States as in effect on the date of this Form 20-F and on United States Treasury regulations in effect or, in some cases, proposed, as of the date of this Form 20-F, as well as judicial and administrative interpretations thereof available on or before such date. All of the foregoing authorities are subject to change, which change could apply retroactively and could affect the tax consequences described below.

     The following discussion does not deal with the tax consequences to any particular investor or to persons in special tax situations such as:
•	banks;

•	financial institutions;

•	insurance companies;

•	broker dealers;

•	traders that elect to mark to market;

•	tax-exempt entities;

•	persons liable for alternative minimum tax;

•	persons holding common share as part of a straddle, hedging, conversion or integrated transaction;

•	persons that actually or constructively own 10% or more of our voting shares;

•	persons holding ordinary shares through partnerships or other pass-through entities; or

•	persons who acquired ordinary shares pursuant to the exercise of any employee share option or otherwise as consideration.
     U.S. Holders are urged to consult their tax advisors about the application of the United States federal tax rules to their particular circumstances as well as the state and local and foreign tax consequences to them of the purchase, ownership and disposition of ordinary shares.
     The discussion below of the United States federal income tax consequences to “U.S. Holders” will apply if you are the beneficial owner of ordinary shares and you are, for United States federal income tax purposes,
•	a citizen or individual resident of the United States;

•	a corporation (or other entity taxable as a corporation for United States federal income tax purposes) organized under the laws of the United States, any State or the District of Columbia;

•	an estate whose income is subject to United States federal income taxation regardless of its source; or

•	a trust that (1) is subject to the supervision of a court within the United States and the control of one or more United States persons or (2) has a valid election in effect under applicable United States Treasury regulations to be treated as a United States person.
     The discussion below assumes that the representations contained in the deposit agreement are true and that the obligations in the deposit agreement and any related agreement will be complied with in accordance with their terms. If you hold ADSs, you will be treated as the holder of the underlying ordinary shares represented by those ADSs for United States federal income tax purposes.
     The U.S. Treasury has expressed concerns that parties to whom ADSs are pre-released may be taking actions that are inconsistent with the claiming, by U.S. Holders of ADSs, of foreign tax credits for United States federal income tax purposes. Such actions would also be inconsistent with the claiming of the reduced rate of tax applicable to dividends received by certain non-corporate U.S. Holders, as described below. Accordingly, the availability of the reduced tax rate for dividends received by certain non-corporate U.S. Holders could be affected by future actions that may be taken by the U.S. Treasury or parties to whom ADSs are pre-released.
   Taxation of Dividends and Other Distributions on the Ordinary Shares
     Subject to the passive foreign investment company rules discussed below, the gross amount of all our distributions to you with respect to the ordinary shares will be included in your gross income as dividend income on the date of receipt by you, but only to the extent that the distribution is paid out of our current or accumulated earnings and profits (computed under United States federal income tax principles). The dividends will not be eligible for the dividends-received deduction allowed to corporations in respect of dividends received from other U.S. corporations.
     With respect to non-corporate U.S. Holders (including individual U.S. Holders) for taxable years beginning before January 1, 2011, dividends may be taxed at the lower applicable capital gains rate (“qualified dividend income”) provided that (1) the ordinary shares are readily tradable on an established securities market in the United States, (2) we are not a passive foreign investment company (as discussed below) for either our taxable year in which the dividend was paid or the preceding taxable year, and (3) certain holding period requirements are met. For this purpose, our common shares, which are listed on the Nasdaq Global Select Market, will be considered to be readily tradable on an established securities market in the United States. You should consult your tax advisor regarding the availability of the lower rate for dividends paid with respect to our ordinary shares.
     Dividends will constitute foreign source income for foreign tax credit limitation purposes. If the dividends are qualified dividend income (as discussed above), the amount of the dividend taken into account for purposes of calculating the foreign tax credit limitation will be limited to the gross amount of the dividend, multiplied by the reduced rate divided by the highest rate of tax normally applicable to dividends. The limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income. For this purpose, dividends distributed by us with respect to ordinary shares generally will constitute “passive category income” but could, in the case of certain U.S. Holders, constitute “general category income.”
     To the extent that the amount of the distribution exceeds our current and accumulated earnings and profits, it will be treated first as a tax-free return of your tax basis in your ordinary shares, and to the extent the amount of the distribution exceeds your tax basis, the excess will be taxed as capital gain. We do not intend to calculate our earnings and profits for United States federal income tax purposes. Therefore, a U.S. Holder should expect that a distribution will be reported as a dividend.
   Taxation of Disposition of Shares
     Subject to the passive foreign investment company rules discussed below, you will recognize taxable gain or loss on any sale, exchange or other taxable disposition of a common share equal to the difference between the amount realized (in U.S. dollars) for the common share and your tax basis (in U.S. dollars) in the ADS or ordinary share. The gain or loss will be capital gain or loss. If you are a non-corporate U.S. Holder, including an individual U.S. Holder, who has held the common share for more than one year, you will be eligible for reduced tax rates. The deductibility of capital losses is subject to limitations. Any such gain or loss that you recognize will be treated as United States source income or loss (in the case of losses, subject to certain limitations).
   Passive Foreign Investment Company
     Based on the market value of our common shares, the composition of our assets and income and our operations, we believe that for our taxable year ended December 31, 2007, we were not a passive foreign investment company (“PFIC”) for United States federal income tax purposes. However, our PFIC status for the current taxable year ending December 31, 2008 will not be determinable until its close, and, accordingly, there is no guarantee that we will not be a PFIC for the current taxable year (or any future taxable year). A non-U.S. corporation is considered a PFIC for any taxable year if either:
•	at least 75% of its gross income is passive income (the “income test”), or

•	at least 50% of the value of its assets (based on an average of the quarterly values of the assets during a taxable year) is attributable to assets that produce or are held for the production of passive income (the “asset test”).
     We will be treated as owning our proportionate share of the assets and earning our proportionate share of the income of any other corporation in which we own, directly or indirectly, more than 25% (by value) of the shares.
     We must make a separate determination each year as to whether we are a PFIC. As a result, our PFIC status may change. In particular, because the total value of our assets for purposes of the asset test generally will be calculated using the market price of our common shares, our PFIC status will depend in large part on the market price of our common shares which may fluctuate considerably. Accordingly, fluctuations in the market price of the common shares may result in our being a PFIC for any year. If we are a PFIC for any year during which you hold common shares, we will continue to be treated as a PFIC for all succeeding years during which you hold common shares. However, if we cease to be a PFIC, provided that you have not made a mark-to-market election, as described below, you may avoid some of the adverse effects of the PFIC regime by making a deemed sale election with respect to the ordinary shares, as applicable.
     If we are a PFIC for any taxable year during which you hold ordinary shares, you will be subject to special tax rules with respect to any “excess distribution” that you receive and any gain you realize from a sale or other disposition (including a pledge) of the ordinary shares, unless you make a “mark-to-market” election as discussed below. Distributions you receive in a taxable year that are greater than 125% of the average annual distributions you received during the shorter of the three preceding taxable years or your holding period for the ordinary shares will be treated as an excess distribution. Under these special tax rules:
•	the excess distribution or gain will be allocated ratably over your holding period for the ordinary shares,

•	the amount allocated to the current taxable year, and any taxable year prior to the first taxable year in which we became a PFIC, will be treated as ordinary income, and

•	the amount allocated to each other taxable year will be subject to the highest tax rate in effect for that taxable year and the interest charge generally applicable to underpayments of tax will be imposed on the resulting tax attributable to each such taxable year.
     The tax liability for amounts allocated to years prior to the year of disposition or “excess distribution” cannot be offset by any net operating losses for such years, and gains (but not losses) realized on the sale of the ordinary shares cannot be treated as capital, even if you hold the ordinary shares as capital assets.
     Alternatively, a U.S. Holder of “marketable stock” (as defined below) in a PFIC may make a mark-to-market election for such stock of a PFIC to elect out of the tax treatment discussed in the two preceding paragraphs. If you make a valid mark-to-market election for the ordinary shares, you will include in income each year an amount equal to the excess, if any, of the fair market value of the ordinary shares as of the close of your taxable year over your adjusted basis in such ordinary shares. You are allowed a deduction for the excess, if any, of the adjusted basis of the ordinary shares over their fair market value as of the close of the taxable year. However, deductions are allowable only to the extent of any net mark-to-market gains on the ordinary shares included in your income for prior taxable years. Amounts included in your income under a mark-to-market election, as well as gain on the actual sale or other disposition of the ordinary shares, are treated as ordinary income. Ordinary loss treatment also applies to the deductible portion of any mark-to-market loss on the ordinary shares, as well as to any loss realized on the actual sale or disposition of the ordinary shares, to the extent that the amount of such loss does not exceed the net mark-to-market gains previously included for such ordinary shares. Your basis in the ordinary shares will be adjusted to reflect any such income or loss amounts. If you make such a mark-to-market election, tax rules that apply to distributions by corporations which are not PFICs would apply to distributions by us (except that the lower applicable capital gains rate would not apply).
     The mark-to-market election is available only for “marketable stock” which is stock that is traded in other than de minimis quantities on at least 15 days during each calendar quarter (“regularly traded”) on a qualified exchange or other market, as defined in applicable Treasury regulations. We expect that the common shares will continue to be listed on the Nasdaq Global Select Market, which is a qualified exchange for these purposes, and, consequently, assuming that the common shares are regularly traded, if you are a holder of common shares, it is expected that the mark-to-market election would be available to you were we to become a PFIC.
     If you hold ordinary shares in any year in which we are a PFIC, you will be required to file Internal Revenue Service Form 8621 regarding distributions received on the ordinary shares and any gain realized on the disposition of the ordinary shares.
     You are urged to consult your tax advisor regarding the application of the PFIC rules to your investment in ordinary shares.
   Information Reporting and Backup Withholding
     Dividend payments with respect to ordinary shares and proceeds from the sale, exchange or redemption of ordinary shares may be subject to information reporting to the Internal Revenue Service and possible United States backup withholding at a current rate of 28%. Backup withholding will not apply, however, to a U.S. Holder who furnishes a correct taxpayer identification number and makes any other required certification or who is otherwise exempt from backup withholding. U.S. Holders who are required to establish their exempt status must provide such certification on Internal Revenue Service Form W-9. U.S. Holders should consult their tax advisors regarding the application of the United States information reporting and backup withholding rules.
     Backup withholding is not an additional tax. Amounts withheld as backup withholding may be credited against your United States federal income tax liability, and you may obtain a refund of any excess amounts withheld under the backup withholding rules by filing the appropriate claim for refund with the Internal Revenue Service and furnishing any required information.

F. Dividends and Paying Agents
     Not applicable.
G. Statement by Experts
     Not applicable.
H. Documents on Display
     Our corporate Internet address is http://corp.sina.com. We make available free of charge on or through our web site our annual reports, quarterly reports, current reports, and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) as soon as reasonably practicable after we electronically file such material with, or furnish it to, the SEC. We may from time to time provide important disclosures to investors by posting them in the investor relations section of our web site, as allowed by Securities and Exchange Commission (“SEC”) rules. Information contained on SINA’s web site is not part of this report or any other report filed with the SEC. You may read and copy any public reports we filed with the SEC at the SEC’s Public Reference Room at 100F Street, N.E., Washington, D.C. 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC also maintains an Internet site http://www.sec.gov that contains reports, proxy and information statements, and other information that we filed electronically.
I. Subsidiary Information
     For a listing of our subsidiaries, see “Item 4. Information on the Company — C. Organizational Structure.” and Exhibit 8.1.
Item 19. Exhibits

Exhibit
Number	Description
1.1	Amended and Restated Articles of Association of SINA Corporation (Filed as Exhibit 3.1 to the Company’s Annual Report on Form 10-K filed on March 16, 2005, and incorporated herein by reference).

1.2	Amended and Restated Memorandum of Association of SINA.com (Filed as Exhibit 3.1 to the Company’s Annual Report on Form 10-K filed on March 16, 2005, and incorporated herein by reference).

2.1	Form of Subordinated Note due July 15, 2023 (Filed as Exhibit 4.1 to the Company’s Report on Form 10-Q for the three month period ended June 30, 2003, and incorporated herein by reference).

2.2	Indenture, dated as of July 7, 2003, by and between the Company and the Bank of New York (Filed as Exhibit 4.2 to the Company’s Report on Form 10-Q for the three month period ended June 30, 2003, and incorporated herein by reference).

2.3	Registration Rights Agreement, dated as of July 7, 2003, by and between the Company and Credit Suisse First Boston LLC (Filed as Exhibit 4.3 to the Company’s Report on Form 10-Q for the three month period ended June 30, 2003, and incorporated herein by reference).

2.4	Rights Agreement dated as of February 22, 2005 between SINA Corporation and American Stock Transfer & Trust Company, as Rights Agent (Filed as Exhibit 4.1 to the Company’s Report on Form 8-K filed on February 24, 2005, and incorporated herein by reference).

4.1	Form of Indemnification Agreement between SINA.com and each of its officers and directors (Filed as Exhibit 10.1 to the Company’s Registration Statement on Form F-1, Registration No. 333-11718, filed on March 27, 2000, as amended, and incorporated herein by reference).

4.2	SRS International Ltd. 1997 Stock Option Plan and form of incentive stock option agreement (Filed as Exhibit 10.2 to the Company’s Registration Statement on Form F-1, Registration No. 333-11718, filed on March 27, 2000, as amended, and incorporated herein by reference).

4.3	Sinanet.com 1997 Stock Plan and form of stock option agreement (Filed as Exhibit 10.3 to the Company’s Registration Statement on Form F-1, Registration No. 333-11718, filed on March 27, 2000, as amended, and incorporated herein by reference).

4.4	Amended SINA.com 1999 Stock Plan and form of share option agreement (Filed as Exhibit 10.4 to the Company’s Registration Statement on Form F-1, Registration No. 333-11718, filed on March 27, 2000, as amended, and incorporated herein by reference).

Exhibit
Number	Description
4.5	Form of share option agreement under the amended SINA.com 1999 Stock Plan (Filed as Exhibit 10.5 to the Company’s Annual Report on Form 10-K filed on March 16, 2005 and incorporated by reference herein).

4.6	1999 Directors’ Stock Option Plan (Filed as Exhibit 10.6 to the Company’s Registration Statement on Form F-1, Registration No. 333-11718, filed on March 27, 2000, as amended, and incorporated herein by reference).

4.7	Form of nonstatutory stock option agreement under the 1999 Directors’ Stock Option Plan (Filed as Exhibit 10.6 to the Company’s Registration Statement on Form F-1, Registration No. 333-11718, filed on March 27, 2000, as amended, and incorporated herein by reference).

4.8	SINA.com 1999 Executive Stock Plan (Filed as Exhibit 10.19 to the Company’s Registration Statement on Form F-1, Registration No. 333-11718, filed on March 27, 2000, as amended, and incorporated herein by reference).

4.9	Lease Agreement of Ideal International Plaza dated April 16, 2004 between SINA Information Technology Company Limited and Beijing Zhongwu Ideal Real Estate Development Co., Ltd. for the office located in Suite 01 — 12, Floor 20, Ideal International Plaza, 2 Zhongguancun High-Tech Square, Beijing, PRC (Filed as Exhibit 10.1 to the Company’s Report on Form 10-Q for the three month period ended June 30, 2004, and incorporated herein by reference).

4.10	Form Lease Agreement of Ideal International Plaza between the Registrant’s subsidiaries or VIEs and Beijing Zhongwu Ideal Real Estate Development Co., Ltd. for the office located in Ideal International Plaza, 2 Zhongguancun High-Tech Square, Beijing, PRC, and the list of the lease agreements (Filed as Exhibit 10.1 to the Company’s Report on Form 10-Q for the three month period ended September 30, 2004, and incorporated herein by reference).

4.11	Business Cooperation Agreement dated March 7, 2000 between Beijing SINA Internet Information Services Co., Ltd. and BSRS (Filed as Exhibit 10.23 to the Company’s Registration Statement on Form F-1, Registration No. 333-11718, filed on March 27, 2000, as amended, and incorporated herein by reference).

4.12	Equipment and Leased Line Transfer Agreement dated March 7, 2000 between Beijing SINA Internet Information Services Co., Ltd. and BSRS (Filed as Exhibit 10.23 to the Company’s Registration Statement on Form F-1, Registration No. 333-11718, filed on March 27, 2000, as amended, and incorporated herein by reference).

4.13	Advertising Agency Agreement dated March 7, 2000 between Beijing SINA Internet Information Services Co., Ltd. and SINA.com (Filed as Exhibit 10.26 to the Company’s Registration Statement on Form F-1, Registration No. 333-11718, filed on March 27, 2000, as amended, and incorporated herein by reference).

4.14	Advertisement Production and Technical Service Agreement dated March 7, 2000 between Beijing Stone Rich Sight Information Technology Co., Ltd. and Beijing SINA Interactive Advertising Co. Ltd (Filed as Exhibit 10.27 to the Company’s Registration Statement on Form F-1, Registration No. 333-11718, filed on March 27, 2000, as amended, and incorporated herein by reference).

4.15	Advertising Publication and Cooperation Agreement dated March 7, 2000 between Beijing SINA Internet Information Services Co., Ltd. and Beijing SINA Interactive Advertising Co., Ltd (Filed as Exhibit 10.28 to the Company’s Registration Statement on Form F-1, Registration No. 333-11718, filed on March 27, 2000, as amended, and incorporated herein by reference).

4.16	Amendment to Advertising Agency Agreement dated April 1, 2000 between Beijing SINA Interactive Advertising Co., Ltd. and SINA.com (Filed as Exhibit 10.37 to the Company’s Registration Statement on Form F-1, Registration No. 333-11718, filed on March 27, 2000, as amended, and incorporated herein by reference).

4.17	Amendment to Advertisement Publication and Cooperation Agreement dated April 1, 2000 between Beijing SINA Interactive Advertising Co., Ltd. and Beijing SINA Internet Information Services Co., Ltd (Filed as Exhibit 10.38 to the Company’s Registration Statement on Form F-1, Registration No. 333-11718, filed on March 27, 2000, as amended, and incorporated herein by reference).

4.18	Amendment to Advertising Production and Technical Service Agreement dated April 1, 2000 between Beijing Stone Rich Sight Information Technology Co., Ltd. and Beijing SINA Interactive Advertising Co., Ltd (Filed as Exhibit 10.39 to the Company’s Registration Statement on Form F-1, Registration No. 333-11718, filed on March 27, 2000, as amended, and incorporated herein by reference).

4.19	E-Commerce Cooperation Agreement dated April 1, 2000 between Beijing Stone Rich Sight Information Technology Co., Ltd. and Beijing SINA Internet Information Services Co., Ltd (Filed as Exhibit 10.40 to the Company’s Registration Statement on Form F-1, Registration No. 333-11718, filed on March 27, 2000, as amended, and incorporated herein by reference).

4.20	Agreement on Short Message Service Cooperation dated November 12, 2002 between Guangzhou Media Message Technologies Inc. and Guangdong Mobile Communications Corporation (Filed as Exhibit 10.37 to the Company’s Report on Form 10-K for the year ended December 31, 2003, as amended, and incorporated herein by reference).

Exhibit
Number	Description
4.21	Monternet Short Message Cooperation Agreement dated April 28, 2003 between Beijing SINA Internet Information Services Co., Ltd. and Beijing Mobile Communications Corporation (Filed as Exhibit 10.38 to the Company’s Report on Form 10-K for the year ended December 31, 2003, as amended, and incorporated herein by reference).

4.22	Form of Loan Agreement between Beijing Sina Information Technology Co., Ltd (a subsidiary of the Company) and the Company’s employees for funding the Variable Interest Entities controlled by the Company (Filed as Exhibit 10.39 to the Company’s Report on Form 10-K for the year ended December 31, 2003, as amended, and incorporated herein by reference).

4.23	Form of Agreement on Authorization to Exercise Shareholder’s Voting Power between Beijing Sina Information Technology Co., Ltd (a subsidiary of the Company) and the Company’s employees in relation to Variable Interest Entities controlled by the Company (Filed as Exhibit 10.40 to the Company’s Report on Form 10-K for the year ended December 31, 2003, as amended, and incorporated herein by reference).

4.24	Technical Services Agreement dated September 1, 2003 between Beijing New Media Information Technology Co., Ltd. and Guangzhou Media Message Technologies Inc (Filed as Exhibit 10.41 to the Company’s Report on Form 10-K for the year ended December 31, 2003, as amended, and incorporated herein by reference).

4.25	Technical Cooperation Agreement dated September 28, 2003 between Beijing New Media Information Technology Co., Ltd. and Guangzhou Media Message Technologies Inc (Filed as Exhibit 10.42 to the Company’s Report on Form 10-K for the year ended December 31, 2003, as amended, and incorporated herein by reference).

4.26	Technical Services Agreement dated September 1, 2003 between Beijing New Media Information Technology Co., Ltd. and Guangdong SINA Internet Information Services Co., Ltd (Filed as Exhibit 10.43 to the Company’s Report on Form 10-K for the year ended December 31, 2003, as amended, and incorporated herein by reference).

4.27	Technical Services Agreement dated January 10, 2003 between Star-Village.com (Beijing) Internet Technology Limited and Guangzhou Media Message Technologies Inc (Filed as Exhibit 10.44 to the Company’s Report on Form 10-K for the year ended December 31, 2003, as amended, and incorporated herein by reference).

4.28	Technical Services Agreement dated January 1, 2003 between Beijing SINA Internet Technology Services Co., Ltd. and Beijing SINA Internet Information Services Co., Ltd (Filed as Exhibit 10.45 to the Company’s Report on Form 10-K for the year ended December 31, 2003, as amended, and incorporated herein by reference).

4.29	Technical Services Agreement dated February 24, 2004 between Beijing New Media Information Technology Co., Ltd. and Shenzhen Wang Xing Technology Co., Ltd (Filed as Exhibit 10.1 to the Company’s Report on Form 10-Q for the three month period ended March 31, 2004, and incorporated herein by reference).

4.30	Translation of Monternet Short Message Cooperation Agreement dated March 23, 2004 between Beijing SINA Internet Information Services Co., Ltd. and Guangdong Mobile Communications Corporation (Filed as Exhibit 10.48 to the Company’s Annual Report on Form 10-K filed on March 16, 2005 and incorporated by reference herein).

4.31	Translation of Technical Services Agreement dated January 1, 2005 between SINA.com Technology (China) Co., Ltd. and Beijing SINA Infinity Advertising Co., Ltd. (Filed as Exhibit 10.48 to the Company’s Report on Form 10-K for the year ended December 31, 2005, and incorporated herein by reference).

4.32	Translation of Technical Services Agreement dated January 1, 2005 between SINA.com Technology (China) Co., Ltd. and Beijing SINA Internet Information Services Co., Ltd. (Filed as Exhibit 10.49 to the Company’s Report on Form 10-K for the year ended December 31, 2005, and incorporated herein by reference).

4.33	Change of Control Agreement dated November 27, 2000 with Yan Wang (Filed as Exhibit 10.47 to the Company’s Report on Form 10-Q for the three month period ended December 31, 2000, and incorporated herein by reference).

4.34	Change of Control Agreement dated November 27, 2000 with Hurst Lin (Filed as Exhibit 10.46 to the Company’s Report on Form 10-Q for the three month period ended December 31, 2000, and incorporated herein by reference).

4.35	Change of Control Agreement dated February 1, 2001 with Charles Chao (Filed as Exhibit 10.48 to the Company’s Report on Form 10-Q for the three month period ended March 31, 2001, and incorporated herein by reference).

4.36	Employment Agreement dated July 31, 2006 between Charles Guowei Chao and SINA Corporation (Filed as Exhibit 10.1 to the Company’s Report on Form 10-Q for the three month period ended September 30, 2006, and incorporated herein by reference).

4.37	Stock Purchase Agreement dated February 24, 2004, among SINA, Crillion, the shareholders of Crillion listed on Part I of Exhibit A of the Stock Purchase Agreement and the individuals listed on Part II of Exhibit A of the Stock Purchase Agreement (Filed as Exhibit 2.1 to the Company’s Report on Form 8-K filed on April 7, 2004, and incorporated herein by reference).

Exhibit
Number	Description
4.38	Amendment Agreement dated March 23, 2004, among SINA, Crillion, the shareholders of Crillion listed on Part I of Exhibit A of the Stock Purchase Agreement and the individuals listed on Part II of Exhibit A of the Stock Purchase Agreement (Filed as Exhibit 2.2 to the Company’s Report on Form 8-K filed on April 7, 2004, and incorporated herein by reference).

4.39	Equity Transfer Agreement dated February 24, 2004, among the individuals listed on Schedule A attached to the Equity Transfer Agreement, Shenzhen Wang Xing Technology Co., Ltd., a limited liability company organized and existing under the laws of the People’s Republic of China, and the individuals listed on Schedule B attached to the Equity Transfer Agreement (Filed as Exhibit 2.3 to the Company’s Report on Form 8-K filed on April 7, 2004, and incorporated herein by reference).

4.40	Stock Purchase Agreement dated July 1, 2004 among SINA Corporation, Davidhill Capital Inc., the shareholders of Davidhill Capital Inc. listed on Part I of Exhibit A to such agreement, and the company and individuals listed on Part II of Exhibit A to such agreement. (Filed as Exhibit 2.1 to the Company’s Report on Form 8-K filed on October 22, 2004, and incorporated herein by reference).

4.41	Amendment Agreement dated October 13, 2004 among SINA Corporation, Davidhill Capital Inc., the shareholders of Davidhill Capital Inc. listed on Part I of Exhibit A to the Stock Purchase Agreement, and the company and individuals listed on Part II of Exhibit A to the Stock Purchase Agreement. (Filed as Exhibit 2.2 to the Company’s Report on Form 8-K filed on October 22, 2004, and incorporated herein by reference).

4.42	Asset Purchase Agreement dated July 1, 2004 by and between Guiyang Longmaster Information Technology Co., Ltd. and Beijing Davidhill Internet Technology Service Co., Ltd. (Filed as Exhibit 2.3 to the Company’s Report on Form 8-K filed on October 22, 2004, and incorporated herein by reference).

4.43	2007 Share Incentive Plan (Filed as Exhibit 4.2 to the Company’s Report on Form S-8 filed on July 26, 2007, and incorporated herein by reference).

4.44*	Form of share option agreement for non-employee directors under the 2007 Share Incentive Plan.

4.45*	Form of restricted share unit agreement for existing service providers under the 2007 Share Incentive Plan.

4.46*	Form of performance restricted share unit agreement under the 2007 Share Incentive Plan.

4.47*	Form of share option agreement for existing service providers under the 2007 Share Incentive Plan.

4.48**	Form of Share Pledge Agreement between SINA.com Technology (China) Co., Ltd. (a subsidiary of the Company) and the Company’s employees in relation to Variable Interest Entities controlled by the Company.

8.1*	List of Subsidiaries.

12.1**	Certificate of Chief Executive Officer pursuant to Securities Exchange Act Rules 13a-14(a) and 15d-14(a) as Adopted Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

12.2**	Certificate of Chief Financial Officer pursuant to Securities Exchange Act Rules 13a-14(a) and 15d-14(a) as Adopted Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

13.1**	Certificate of Chief Executive Officer pursuant to 18 U.S.C. section 1350.

13.2**	Certificate of Chief Financial Officer pursuant to 18 U.S.C. section 1350.

15.1*	Consent of Independent Registered Public Accounting Firm.

15.2*	Consent of Jun He Law offices.

*	Filed with the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2007 filed on June 30, 2008.

**	Filed herewith.

SIGNATURES
     The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

SINA Corporation
By:
Charles Chao
Date: [___], 2008		President and Chief Executive Officer